FINAL

::ODMA\PCDOCS\TOR01\3421158\6

INTERNATIONAL ROYALTY CORPORATION

ARCHEAN RESOURCES LTD.

IRC NEVADA INC.

AND

THE BANK OF NOVA SCOTIA

U.S. $20,000,000 CREDIT AGREEMENT DATED AS OF 8 JANUARY 2007

BORDEN LADNER GERVAIS LLP

FASKEN MARTINEAU DUMOULIN LLP

TABLE OF CONTENTS

ARTICLE I DEFINED TERMS

1

1.1

Defined Terms

1

1.2

Construction

13

1.3

Certain Rules of Interpretation

13

ARTICLE II THE CREDIT

14

2.1

Amount and Availment Options

14

2.2

Revolving Credit

14

2.3

Use of Credit

14

2.4

Interest Rates and Fees

14

2.5

Standby Fee

15

2.6

Upfront Fee

15

2.7

Term and Repayment

15

2.8

Exchange Rate Fluctuations

15

ARTICLE III SECURITY

16

3.1

Security

16

3.2

Obligations Secured by the Security

17

ARTICLE IV CONDITIONS PRECEDENT

17

4.1

Conditions Precedent to Initial Advance

17

4.2

Conditions Precedent to all Advances

19

ARTICLE V ADVANCES

20

5.1

Base Rate Advances, LIBOR Advances and Prime Rate Advances

20

5.2

Conversions

20

5.3

Notice of Advances and Payments

21

5.4

Prepayments and Reductions

21

5.5

Evidence of Obligations

21

5.6

LIBOR Periods

21

5.7

Termination of LIBOR Advances

22

5.8

Execution of Bankers' Acceptances

22

5.9

Sale of Bankers' Acceptances

23

5.10

Size and Maturity of Bankers' Acceptances and Rollovers

24

5.11

Payment of Bankers' Acceptances

24

5.12

Deemed Advance – Bankers' Acceptances

24

5.13

Waiver

24

5.14

Degree of Care

25

5.15

Obligations Absolute

25

5.16

Shortfall on Drawdowns, Rollovers and Conversions

25

5.17

Prohibited Use of L/Cs and Bankers' Acceptances

25

(i)

5.18

Issuance and Maturity of L/Cs

26

5.19

Payment of L/C Fees

26

5.20

Payment of L/Cs

26

5.21

Deemed Advance - L/Cs

27

5.22

Prohibited Rates of Interest

27

ARTICLE VI REPRESENTATIONS AND WARRANTIES

28

6.1

Representations and Warranties

28

6.2

Survival of Representations and Warranties

32

ARTICLE VII COVENANTS AND CONDITIONS

33

7.1

Financial Covenants

33

7.2

Positive Covenants

33

7.3

Reporting Requirements

37

7.4

Negative Covenants

38

ARTICLE VIII DEFAULT

40

8.1

Events of Default

40

8.2

Acceleration and Termination of Rights

43

8.3

Payment of L/Cs and Bankers' Acceptances

43

8.4

Remedies

44

8.5

Saving

44

8.6

Perform Obligations

44

8.7

Third Parties

44

8.8

Power of Attorney

44

8.9

Remedies Cumulative

45

8.10

Set-Off or Compensation

45

ARTICLE IX MISCELLANEOUS PROVISIONS

45

9.1

Successors and Assigns

45

9.2

Participations

46

9.3

Headings and Table of Contents

46

9.4

Accounting Terms

47

9.5

Capitalized Terms

47

9.6

Severability

47

9.7

Amendment, Supplement or Waiver

47

9.8

Governing Law

47

9.9

Waiver of Jury Trial

47

9.10

This Agreement to Govern

48

9.11

Permitted Encumbrances

48

9.12

Currency

48

9.13

Expenses and Indemnity

48

9.14

Manner of Payment and Taxes

49

9.15

Increased Costs, Etc.

50

(ii)

9.16

Interest on Miscellaneous Amounts

51

9.17

Currency Indemnity

51

9.18

Address for Notice

51

9.19

Time of the Essence

52

9.20

Further Assurances

52

9.21

Term of Agreement

52

9.22

Payments on Business Day

52

9.23

Counterparts and Facsimile

52

9.24

Entire Agreement

52

9.25

Date of Agreement

52

SCHEDULE A NOTICE OF ADVANCE OR PAYMENT

A-1

SCHEDULE B DETAILS OF SHARES, PROPERTY ETC.

B-1

SCHEDULE C FORM OF REPORTING CERTIFICATE

C-1

SCHEDULE D PARTICULAR MATERIAL CONTRACTS

D-1

(iii)

CREDIT AGREEMENT dated as of 8 January 2007

B E T W E E N:

INTERNATIONAL ROYALTY CORPORATION

ARCHEAN RESOURCES LTD.

IRC NEVADA INC.

- and -

THE BANK OF NOVA SCOTIA

RECITALS:

A.

By commitment letter dated 10 November 2004, which was accepted by the Borrower, the Lender has agreed to establish a revolving credit in favour of the Borrower in the amount of up to U.S. $20,000,000 on the terms and conditions set forth herein.

B.

The parties are entering into this Agreement to provide for the terms of the credit.

THEREFORE, in consideration of the premises and the covenants and agreements herein contained, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I
DEFINED TERMS

1.1

Defined Terms

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

1.1.1

"Advance" means an availment of the Credit by the Borrower by way of Prime Rate Advance, Base Rate Advance, Bankers’ Acceptance, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances.  Any reference to the amount of Advances is a reference to the principal amount of all outstanding Prime Rate Advances, Base Rate Advances and LIBOR Advances, the face amount of all outstanding Bankers’ Acceptances and the undrawn portion of the face amount of all outstanding L/Cs.

1.1.2

"Agreement", "hereof", "herein", "hereto", "hereunder" or similar expressions mean this Agreement and any Schedules hereto, as amended, supplemented, restated and replaced from time to time.

1.1.3

"BA Discount Proceeds" means, in respect of any Bankers' Acceptance, an amount calculated on the applicable Drawdown Date which is (rounded to the nearest full cent, with one-half of one cent being rounded up) equal to the face amount of that Bankers' Acceptance multiplied by the price, where the price

(rounded to the nearest multiple of 0.00001, with 0.000005 being rounded up) is calculated by dividing one by the sum of one plus the product of (i) the BA Discount Rate applicable to that Bankers’ Acceptance expressed as a decimal fraction, multiplied by (ii) a fraction, the numerator of which is the term of that Bankers' Acceptance and the denominator of which is 365.

1.1.4

"BA Discount Rate" means, in respect of any Bankers’ Acceptance, the average rate that appears on the Reuters Screen CDOR page at or about 10:00 a.m. on the applicable Drawdown Date, for bankers’ acceptances having an identical maturity date to the maturity date of that Bankers' Acceptance.

1.1.5

"Bankers' Acceptance" means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by the Lender pursuant to this Agreement or, at any time the Lender is not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the Borrower and accepted by the Lender pursuant to this Agreement.  For this purpose, orders or drafts that become depository bills, drafts and bills of exchange are sometimes collectively referred to as “orders” in this Agreement.

1.1.6

"Bankers' Acceptance Fee" means, with respect to a Bankers' Acceptance, the amount calculated by multiplying the face amount of that Bankers' Acceptance by the rate for calculation of the Bankers' Acceptance Fee specified in Section 2.4, and multiplying the result by a fraction, the numerator of which is the duration of the term of that Bankers' Acceptance and the denominator of which is the number of days in the calendar year in question.

1.1.7

"Base Rate" means, on any day, the greater of:

(a)

the annual rate of interest announced by the Lender on that day as its reference rate for commercial loans made by it in Canada in U.S. Dollars, and referred to as its "Base Rate Canada"; and

(b)

the Federal Funds Effective Rate plus 0.5% per annum.

1.1.8

"Base Rate Advance" means an Advance in U.S. Dollars bearing interest based on the Base Rate and includes advances that are deemed to be Base Rate Advances in this Agreement.

1.1.9

"Borrower" means International Royalty Corporation, a corporation incorporated under the Canada Business Corporations Act.

1.1.10

"Branch of Account" means the Wholesale Banking Operations – Loan Operations department of the Lender at 720 King Street West, Second Floor, Toronto, Ontario, M5V 2T3 or such other branch as is designated by the Lender from time to time.

1.1.11

"Business Day" means a day of the year, other than Saturday or Sunday, on which the Lender is open for business at its executive offices in Toronto, Ontario, at the Branch of Account, at its principal offices in New York, New York and, in respect of notices, determinations, payments or Advances relating to LIBOR Advances, the Lender is open for business at its principal offices in London, England.

1.1.12

"Canadian Dollars", "Cdn. Dollars", "Cdn. $" and "$" mean lawful money of Canada.

1.1.13

"Cash Collateral" means cash or a letter of credit issued by a financial institution whose senior, unsecured, non-credit enhanced long term debt is rated at least A+ or the equivalent by at least two of Standard & Poors, a division of The McGraw-Hill Companies, Inc., Moody's Investor Services Inc. and Dominion Bond Rating Service Limited, all in a form satisfactory to the Lender, acting reasonably.

1.1.14

"Constating Documents" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar document and its by-laws, and with respect to a partnership means its partnership agreement or other similar document, all as amended from time to time.

1.1.15

"Contracts" means agreements, franchises, leases, easements, servitudes, privileges and other rights acquired from Persons, other than Permits.

1.1.16

"Credit" means the revolving term credit established in favour of the Borrower that is described in Section 2.1 of this Agreement.

1.1.17

"Credit Documents" means this Agreement, the Security and all other documents relating to the Credit.

1.1.18

"Debentures" means, collectively, the Borrower's 5.5% senior secured debentures due 22 February 2011 in the aggregate principal amount of $30,000,000, the trust indenture dated as of 22 February 2005 as amended by supplemental indenture dated as of 8 January 2007 under which those debentures are issued and the guarantee and security documents held in connection with the debentures.

1.1.19

"Debt" means, with respect to any Person, without duplication and, except as provided in item (b) below, without regard to any uncapitalized interest component thereof (whether actual or imputed) that is not due and payable, the aggregate (without duplication) of the following amounts, each calculated in accordance with GAAP unless the context otherwise requires:

(a)

indebtedness for money borrowed (including by way of overdraft) or indebtedness represented by notes payable and drafts accepted representing extensions of credit;

(b)

the face amount of any bankers' acceptances and similar discount instruments;

(c)

all obligations (whether or not with respect to the borrowing of money) that are evidenced by bonds, debentures, notes or other similar instruments;

(d)

all liabilities upon which interest charges are customarily paid by that Person;

(e)

any Share of that Person (or of any Subsidiary of that Person that is not held by that Person or by a Subsidiary of that Person that is wholly owned, directly or indirectly), which Share, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before the maturity date of the Credit for cash or securities constituting Debt;

(f)

all capital lease obligations, synthetic lease obligations, obligations under sale and leaseback transactions and purchase money obligations;

(g)

the market value of all Swaps in respect of which the market value is negative from that Person's perspective (that is, the Person is "out of the money"), where the market value is the aggregate amount which would have to be paid on the relevant date by that Person to its counterparty under the Swap so as to preserve the economic equivalent of all payments or deliveries (whether the underlying obligation was absolute or contingent) to be made by both parties in respect of the hedging transactions under such Swap;

(h)

any guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary cause of business) in any manner of any part or all of an obligation of another Person of the type included in items (a) through (g) above, and contingent liabilities in respect of letters of credit, letters of guarantee, performance bonds, surety bonds and similar instruments;

(i)

any other guarantee or other contingent liability of any part or all of an obligation of a Person, to the extent that the guarantee or other contingent liability is required by Canadian or US generally accepted accounting principles to be treated as a liability on a balance sheet of the guarantor or Person contingently liable;

provided that trade payables, operating leases and accrued liabilities that are current liabilities incurred in the ordinary course of business do not constitute Debt.

1.1.20

"Designated Account" means, in respect of any Advance, the account or accounts maintained by the Borrower at the Branch of Account that the Borrower designates in its notice requesting an Advance.

1.1.21

"Drawdown Date" means the date, which shall be a Business Day, of any Advance.

1.1.22

"EBITDA" means, for any relevant period, an amount equal to the Borrower's consolidated net income or net loss for the period

(a)

plus amounts deducted in calculating net income or net loss in respect of depreciation and amortization;

(b)

plus Interest on all of the Borrower's consolidated Debt;

(c)

plus amounts deducted in calculating net income or net loss in respect of income taxes, whether or not deferred;

(d)

plus amounts deducted in calculating net income or net loss in respect of non-cash expenses for stock-based compensation of directors, officers and employees;

and excluding:

(e)

any gain or loss attributable to the sale, conversion or other disposition of Property out of the ordinary course of business; and

(f)

gains resulting from the write-up of Property and losses resulting from the write-down of Property (other than allowances for doubtful accounts receivable); and

(g)

any gain or loss on the repurchase or redemption of any securities (including in connection with the early retirement or defeasance of any Debt); and

(h)

any foreign exchange gain or loss; and

(i)

any other extraordinary, non-recurring or unusual items;

all of which shall be calculated in accordance with GAAP unless otherwise expressly described.

1.1.23

"ERISA" means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder.

1.1.24

"Encumbrance" means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, consignment, lease (other than an operating lease), hypothecation, security interest or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and "Encumbrances", "Encumbrancer", "Encumber" and "Encumbered" shall have corresponding meanings.

1.1.25

"Environmental Laws" means all Requirements of Law relating to pollution or protection of the environment or human health, or imposing liability or standards of conduct concerning any Hazardous Materials, all as applicable in any relevant jurisdiction and as amended or replaced from time to time.

1.1.26

"Event of Default" has the meaning defined in Section 8.1.

1.1.27

"Exchange Rate" means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted using the Lender's mid rate (i.e. the average of the Lender's spot buying and selling rates) for converting the first currency to the other currency at the relevant time on that day.  If the Exchange Rate is being determined at any time in respect of a previous day, the noon spot rate of the Bank of Canada on that previous day shall be used instead of the Lender's mid rate.

1.1.28

"Excluded Taxes" means any Taxes (including, for greater certainty, income and capital taxes) now or hereafter imposed, levied, collected, withheld or assessed on the Lender by Canada or any other jurisdiction in which the Lender is subject to Tax as a result of the Lender (i) carrying on a trade or business in such jurisdiction or being deemed to do so, or having a permanent establishment in such jurisdiction; (ii) being organized under the laws of such jurisdiction; (iii) being resident or deemed to be resident in such jurisdiction; (iv) having any connection with Canada or any such jurisdiction other than the provision of credit and amounts pursuant to this Agreement; or (v) not dealing at arm's length with the Borrower for the purposes of the relevant taxing statute or provision; but does not include any sales, goods or services Tax payable under the laws of any such jurisdiction with respect to any goods or services made available by the Lender to the Borrower under this Agreement.

1.1.29

"Federal Funds Effective Rate" means for any period, a fluctuating interest rate per annum equal, for each day during that period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers as published for that day (or, if that day is not a Business Day in New York, New York, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Lender from three federal funds brokers of recognized standing.

1.1.30

"Fee Agreement" means the letter agreement dated 10 November 2006 between the Borrower and the Lender, which provides for the payment of an upfront fee by the Borrower to the Lender, as the agreement is amended, supplemented, restated and replaced from time to time.

1.1.31

"GAAP" means generally accepted accounting principles that are in effect from time to time in Canada as established by the Canadian Institute of Chartered Accountants or in the United States, as established by the Federal Accounting Standards Board, as applicable to the Obligor in question.

1.1.32

"Gross Debt" means, with respect to any Person, the aggregate of its Debt at the relevant time.

1.1.33

"Gross Debt Ratio" means, at any time, the ratio of the Borrower's Gross Debt on a consolidated basis to its EBITDA on a consolidated basis for its four most recently completed fiscal quarters.

1.1.34

"Guarantors" means Archean Resources Ltd, IRC Nevada Inc. and other Persons that become Guarantors in accordance with Section 3.1.2, and "Guarantor" means any of them.

1.1.35

"Hazardous Materials" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Requirement of Law, including friable asbestos and poly-chlorinated biphenyls.

1.1.36

"Interest" means, for any Person for any particular period, without duplication, the aggregate cost incurred by the Person on a consolidated basis for interest and other costs of borrowing, however designated, including (i) any bankers' acceptance fees, (ii) discounts on bankers' acceptances, (iii) the interest portion of any capital lease, and (iv) all fees and other compensation paid to any Person that has extended credit to the Borrower, in each case whether or not actually paid (unless paid by the issuance of securities constituting Debt) and whether treated as an expense or capitalized, and calculated in accordance with GAAP.

1.1.37

"Interest Coverage Ratio" means, at any time, the ratio of (a) EBITDA for the Borrower's four most recently completed fiscal quarters to (b) the aggregate Interest on the Borrower's consolidated Debt for that period.

1.1.38

"Interest Payment Date" means the 22nd day of each calendar month or, if that is not a Business Day, the Business Day next following.

1.1.39

"L/C" means a standby letter of credit, letter of guarantee or commercial letter of credit with a term of up to one year, in a form satisfactory to the Lender, denominated in Canadian Dollars or U.S. Dollars and issued by the Lender at the request of the Borrower in favour of a third party to secure the payment or performance of an obligation to the third party owed by an Obligor or by another person to the extent that the Borrower is permitted to give financial assistance to that person under the terms of this Agreement.

1.1.40

"Lender" means The Bank of Nova Scotia, a bank to which the Bank Act (Canada) applies.

1.1.41

"LIBO Rate" means, for any LIBOR Period and LIBOR Advance, either:

(a)

the rate expressed as a percentage per annum on the basis of a 360 day year for deposits in U.S. Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters Telerate Page 3750 (or any successor source from time to time) as of 11:00 a.m. London time two Business Days before the first day of the LIBOR Period, or,

(b)

if no such rate appears as contemplated in item (a) above, the interest rate, as determined by the Lender, expressed as a percentage per annum on the basis of a 360 day year at which deposits in U.S. Dollars are offered to the principal office of the Lender in London, England in the London interbank market at 11:00 a.m. London time two Business Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance.

1.1.42

"LIBOR Advance" means an Advance in U.S. Dollars bearing interest based on the LIBO Rate.

1.1.43

"LIBOR Period" means the period selected by the Borrower for a LIBOR Advance or the period applicable to the LIBOR Advance under the terms of this Agreement.

1.1.44

"LNRLP" means Labrador Nickel Royalty Limited Partnership, a limited partnership established under the laws of Ontario.

1.1.45

"Material Contract" means:

(a)

the Contracts listed on Schedule D;

(b)

any other existing or future Contract to the extent that an Obligor or Restricted Subsidiary receives revenue of $100,000 or more per annum pursuant to it;

(c)

any Contract to which an Obligor or Restricted Subsidiary is a party that, if terminated, would materially impair the ability of any Obligor or Restricted Subsidiary to carry on business in the ordinary course or would have a material adverse effect on the financial condition or business prospects of the Obligors as a whole.

1.1.46

"Material Permit" means any Permit issued to an Obligor or Restricted Subsidiary that, if terminated, would materially impair the ability of that Obligor or Restricted Subsidiary to carry on business in the ordinary course or would have a material adverse effect on the financial condition or business prospects of the Obligors as a whole.

1.1.47

"Obligations" means all obligations of the Borrower to the Lender under or in connection with this Agreement, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lender in any currency or remaining unpaid by the Borrower to the Lender in any currency under or in connection with this Agreement, whether arising from dealings between the Lender and the Borrower or from any other dealings or proceedings by which the Lender may be or become in any manner whatever a creditor of the Borrower under or in connection with this Agreement, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety (under or in connection with this Agreement), and including all interest, fees, legal and other costs, charges and expenses.

1.1.48

"Obligors" means, collectively, the Borrower and the Guarantors.

1.1.49

"Pending Event of Default" means an event that would constitute an Event of Default but for satisfaction of any requirement for the giving of notice, lapse of time, failure to cure and/or any other condition subsequent to the event.

1.1.50

"Pension Plan" means (a) a "pension plan" or "plan" which is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of any Obligor, (b) a "pension plan", as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multi employer plan as defined in Section 4001(a)(3) of ERISA), and to which any Obligor may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA, or (c) any pension benefit plan or similar arrangement applicable to employees of any Obligor.

1.1.51

"Permits" means governmental licences, authorizations, consents, registrations, exemptions, permits and other approvals required by law.

1.1.52

"Permitted Encumbrances" means, with respect to any Person, the following:

(a)

liens for taxes, rates, assessments or other governmental charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(b)

undetermined or inchoate liens, rights of distress and charges incidental to current operations which have not at such time been filed or exercised and of which the Lender has not been given notice, or which relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(c)

reservations, limitations, provisos and conditions expressed in any original grants from the Crown or other grants of real or immovable property, or interests therein, which do not materially impair the use of the affected land for the purpose for which it is used by that Person;

(d)

licenses, easements, rights-of-way and rights in the nature of easements (including licenses, easements, rights-of-way and rights in the nature of easements for sidewalks, public ways, sewers, drains, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which will not materially impair the use of the affected land for the purpose for which it is used by that Person;

(e)

title defects or irregularities which are of a minor nature and which in the aggregate will not materially impair the use of the affected property for the purpose for which it is used by that Person;

(f)

the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)

the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen's compensation, unemployment insurance, surety or appeal bonds, costs of litigation when required by law, liens and claims incidental to current construction, mechanics', warehousemen's, carriers' and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(h)

security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of its business;

(i)

the Security;

(j)

the Encumbrance created by a judgment of a court of competent jurisdiction, as long as the judgment is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default;

(k)

capital leases permitted by Section 7.4(g)(iii);

(l)

Encumbrances existing as of the date of this Agreement pursuant to the Debentures (which, for certainty, are not given by the Restricted Subsidiaries);

(m)

a pledge of U.S. $1,710,000 cash by the Borrower to Bank of Montreal to secure a letter of credit issued for the account of the Borrower, provided that the pledge is released on or before 12 January 2007 and the related financing statement (reference file 630149976, registration 20061027 1946 1531 0822) is discharged promptly thereafter;

(n)

other Encumbrances agreed to in writing by the Lender.

1.1.53

"Person" or "person" means any individual, corporation, company, partnership, unincorporated association, trust, joint venture, estate or other entity or any governmental body.

1.1.54

"Pledged Shares" means the Shares issued by the Guarantors that are pledged by Obligors as part of the Security from time to time.

1.1.55

"Prime Rate" means, on any day, the greater of:

(a)

the annual rate of interest announced by the Lender on that day as its reference rate for commercial loans made by it in Canada in Canadian Dollars; and

(b)

the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 1% per annum.

1.1.56

"Prime Rate Advance" means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances.

1.1.57

"Proceeds Accounts" means one or more accounts with the Lender into which all present and future receipts of the Obligors and Voisey's Bay Holding Corporation, including receipts from LNRLP, are deposited.

1.1.58

"Property" means, with respect to any Person, any or all of its undertaking, property and assets.

1.1.59

"Reporting Certificate" means the certificate in the form of Schedule C.

1.1.60

"Requirement of Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval, in each case of the government of Canada or any other nation, or of any political subdivision thereof, or any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national body such as the European Union, the World Bank or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency, that is binding on or affects the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law.

1.1.61

"Restricted Subsidiaries" means Voisey's Bay Holding Corporation, IRC (U.S.) Management Inc., 4324421 Canada Inc. and LNRLP unless they become Obligors after the date of this Agreement.

1.1.62

"Security" means the security held from time to time by or on behalf of the Lender, securing or intended to secure repayment of the Obligations, including the security described in Section 3.1.1.

1.1.63

"Shares" means shares, future shares, trust units, interests, participations, rights or other ownership interests in any Person (however designated) that are equivalent to shares of a corporation, including partnership interests and other indicia of ownership, together with any and all rights related thereto and, for certainty, includes the partnership interests in LNRLP.

1.1.64

"Subsidiary" means, with respect to a corporation, a subsidiary within the meaning of the Canada Business Corporations Act as of the date of this Agreement, and any partnership or other organization in which the corporation or any Subsidiary of the corporation has the right to make or control management decisions.

1.1.65

"Swap" means (a) any cap, collar, floor or other option, (b) any forward contract, (c) any swap or contract for differences, (d) any other agreement of a type commonly considered to be a derivative, or (e) any combination of any of those agreements, in each case whether relating to interest, currencies, commodities, securities or otherwise.

1.1.66

"Tangible Net Worth" means, at the date of determination, the aggregate value of the Borrower's stated share capital, other paid-in capital and contributed surplus and retained earnings (but excluding any deficit or Shares of the Borrower held by any of its Subsidiaries) less the aggregate value of all intangible assets (including goodwill), all as determined on a consolidated basis in accordance with GAAP consistently applied.

1.1.67

"Taxes" means all taxes, levies, imposts, stamp taxes, duties, deductions, withholdings and similar impositions payable, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future, and "Tax" shall have a corresponding meaning.

1.1.68

"U.S. Dollars" and "U.S. $" mean the lawful currency of the United States of America.

1.1.69

"Voisey's Bay Ratio" means, at any time, the ratio of (a) the aggregate amount of the Borrower's consolidated Debt at that time to (b) the aggregate of the Borrower's consolidated receipts from LNRLP during its four most recently completed fiscal quarters.  For the purposes of calculating this ratio during 2007, receipts from LNRLP during 2007 will be annualized.

1.1.70

"Welfare Plan" means (a) a "welfare plan", as that term is defined in Section 3(1) of ERISA, and (b) any other medical, health, hospitalization, insurance or other employee benefit or welfare plan, agreement or arrangement applicable to employees of any Obligor.

1.2

Construction

This Agreement has been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

1.3

Certain Rules of Interpretation

In this Agreement:

(a)

the division into articles and sections and the insertion of headings and the Table of Contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)

the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement and not to any particular portion of this Agreement; and

(c)

unless specified otherwise or the context otherwise requires:

(i)

references to any Article, Section, Schedule or Exhibit are references to the Article or Section of, or Schedule or Exhibit to, this Agreement;

(ii)

"including" or "includes" means "including but not limited to" or "includes but is not limited to", as the case may be, and shall not be construed to limit any general statement preceding it to the specific or similar items or matters immediately following it;

(iii)

"the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";

(iv)

references to Contracts are deemed to include all present and future amendments and supplements to and all restatements and replacements of such Contracts;

(v)

references to any legislation, statutory instrument or regulation or a section thereof, unless otherwise specified, is a reference to the legislation, statutory instrument, regulation or section as amended, restated or re enacted from time to time;

(vi)

all references to specific times are references to Toronto time; and

(vii)

words in the singular include the plural and vice versa and words in one gender include all genders.

ARTICLE II
THE CREDIT

2.1

Amount and Availment Options

Upon and subject to the terms and conditions of this Agreement, the Lender agrees to provide a credit for the use of the Borrower in the amount of up to U.S. $20,000,000 or the equivalent amount in Canadian Dollars.

At the option of the Borrower, the Credit may be used by the Borrower by requesting that Base Rate Advances, LIBOR Advances or Prime Rate Advances be made by the Lender, by presenting orders to the Lender for acceptance as Bankers' Acceptances or by requesting that L/Cs be issued by the Lender for the Borrower's account.

2.2

Revolving Credit

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be reborrowed from time to time, subject to the terms of this Agreement.

2.3

Use of Credit

The Credit shall be used to provide funds for general corporate purposes of the Obligors, including acquisitions by the Obligors of royalties on mining properties.  The Credit shall not be used to finance any investment in or purchase of or other acquisition of Shares of any Person by an Obligor unless the board of directors of the issuer of the Shares has agreed to the investment, purchase or acquisition.

2.4

Interest Rates and Fees

Interest on Prime Rate Advances shall be payable at the Prime Rate plus 1% per annum.  Interest on Base Rate Advances shall be payable at the Base Rate plus 1% per annum.  The fee for L/Cs shall be 2% per annum and, if other financial institutions become lenders under this Agreement, an additional fee of 0.10% per annum shall be paid to the Lender as issuing lender in respect of the proportionate share of each L/C that is allocated to the other lenders.  Interest shall be payable on LIBOR Advances at the LIBO Rate for the applicable LIBOR Period plus 2% per annum.  The Bankers' Acceptance Fee shall be 2% per annum.  Each of the amounts specified above, other than the additional fee to the issuing lender in respect of L/Cs, will be increased by 2.00% per annum if an Event of Default or Pending Event of Default has occurred and is continuing.

2.5

Standby Fee

The Borrower shall pay a standby fee on the daily unadvanced portion of the Credit from time to time at a rate of 1% per annum.  The fee will accrue from the date of the execution and delivery of this Agreement and will be calculated daily and payable on the first Business Day of each of January, April, July and October in respect of the preceding calendar quarter or portion thereof following the date of the execution and delivery of this Agreement.  Upon final payment of the Obligations under the Credit, the Borrower shall also pay the accrued standby fee for the elapsed portion of the period in which the final payment is made.

2.6

Upfront Fee

The Borrower shall, concurrently with the execution and delivery of this Agreement, pay a non-refundable fee to the Lender as specified in the Fee Agreement.

2.7

Term and Repayment

The Credit shall be repaid in full and cancelled on 8 January 2009.  The Borrower may, on or before 31 December in each year, beginning in 2007, deliver a written request to the Lender for an extension of the maturity date of the Credit for up to one year.  Any such extension shall be at the Lender's sole discretion.  The Lender shall endeavour to notify the Borrower of its decision on or before 28 February following receipt of the Borrower's request, but if the Lender does not do so it shall be deemed to have declined the request.

2.8

Exchange Rate Fluctuations

If fluctuations in Exchange Rates in effect between U.S. Dollars and Canadian Dollars cause the amount of Advances (expressed in U.S. Dollars) under the Credit to exceed the maximum amount of the Credit permitted in this Agreement at any time, the Borrower shall immediately pay the Lender such amount as is necessary to repay the excess.  If the Borrower is unable to immediately pay any amount under this Section because LIBOR Periods have not ended, Bankers' Acceptances have not matured or L/Cs are outstanding, the Borrower shall immediately deposit Cash Collateral with the Lender in the amount of the excess, and that Cash Collateral shall form part of the Security and be held until the amount of the excess is paid in full.  If, on the date of any Advance under the Credit (whether by renewal, rollover, conversion or otherwise), the amount of Advances (expressed in U.S. Dollars) under the Credit taking into account the requested Advance, would exceed the maximum amount of the Credit because of fluctuations in Exchange Rates between the time of the notice of the Advance and the time the Advance is to be made, the amount of the Advance shall be reduced to the extent necessary to eliminate any such excess.

ARTICLE III
SECURITY

3.1

Security

3.1.1

The Security includes the following and shall be subject only to Permitted Encumbrances:

(a)

unconditional and unlimited guarantees of the Obligations and the other debts, liabilities and obligations referred to in Section 3.2(b), by each of the Guarantors;

(b)

a pledge by each Obligor in favour of the Lender of the issued and outstanding Shares of other Obligors owned by it from time to time; and

(c)

security in favour of the Lender on all present and future Property of each Obligor in the form of a general security agreement, fixed and floating charge debenture, real property mortgage, assignment of leases, assignment of Material Contracts and/or security over intellectual property as required by the Lender from time to time.

3.1.2

If at any time the Borrower owns, establishes or acquires any Subsidiary that is wholly-owned by the Borrower, directly or indirectly, the Borrower shall immediately cause that Subsidiary to become a Guarantor, adopt this Agreement so as to be bound by all of the terms applicable to Guarantors as if it had executed this Agreement as a Guarantor, and deliver a guarantee and other security documents similar to those delivered by other Guarantors, which shall become part of the Security.  The Borrower shall also pledge or cause delivery of a first-ranking pledge (subject to Permitted Encumbrances) of all of the Shares of that Subsidiary as part of the Security and cause delivery of such legal opinions and other supporting documents, similar to those delivered pursuant to Section 4.1 with respect to the other Guarantors, as the Lender may reasonably require.

3.1.3

If at any time any Obligor owns or obtains Shares in a Person that is not a wholly-owned Subsidiary, the Borrower shall (a) comply with Section 3.1.2 as if the Person was a wholly-owned Subsidiary, to the extent the Borrower is able to do so using commercially reasonable efforts, and (b), in any event, cause the delivery of a first ranking pledge (subject to Permitted Encumbrances) of those Shares as part of the Security and cause the delivery of such legal opinions and other supporting documents as the Lender may reasonably require.  This Section 3.1.3 is not, however, to be taken as implying permission to own or obtain Shares in a Person that is not a wholly-owned Subsidiary contrary to Section 7.4(o).

3.1.4

The Borrower need not comply with Sections 3.1.2 and 3.1.3:

(a)

in respect of either IRC (U.S.) Management Inc. or 4324421 Canada Inc. as long as the fair market value of their respective Property is less than

$1,000,000 and their respective revenue is less than $100,000 during each fiscal year of the Borrower;

(b)

in respect of Voisey's Bay Holding Corporation or LNRLP as long as, in the reasonable determination of the Borrower, it would not be commercially reasonable to obtain the necessary agreement of Voisey’s Bay Nickel Company Limited under section 3.1(b) of the agreement identified as item 6 on Schedule D

(c)

by providing a pledge of the Shares of LNRLP as long as, in the reasonable determination of the Borrower, it would not be commercially reasonable to obtain the consent of each partner of LNRLP that is not an Obligor or Restricted Subsidiary.

3.1.5

Each Obligor shall, immediately on receipt, deliver to the Lender certificates representing all Shares of other Obligors or Persons that it acquires after the date that Shares of the Obligors or other Persons are first delivered as part of the Security, together with executed stock powers of attorney relating to those Shares (or if certificates in respect of such Shares are not available, take such steps to perfect the Security relating to such Shares as the Lender requires).

3.1.6

Each Obligor shall, immediately on the acquisition of any freehold or leasehold real property, grant to the Lender, a first ranking (subject to Permitted Encumbrances) fixed charge over that freehold or leasehold real property.

3.2

Obligations Secured by the Security

The Security shall secure the following obligations, pari passu with each other:

(a)

the Obligations; and

(b)

all other debts, liabilities and obligations of the Obligors to the Lender (other than under the Debentures), including those relating to Swaps.

ARTICLE IV
CONDITIONS PRECEDENT

4.1

Conditions Precedent to Initial Advance

The Lender's obligations under this Agreement shall not become effective until the Lender has received the following, each in full force and effect and in form and substance satisfactory to the Lender, acting reasonably:

(a)

a certificate of the Borrower containing the financial statements of the Obligors as contemplated in Section 7.3(a) and the information contemplated in Section 7.3(b), showing compliance with the financial covenants contained in Section 7.1, in each case for the Borrower's fiscal period ended 30 September 2006;

(b)

duly executed copies of the Security, duly registered;

(c)

share certificates representing the Pledged Shares, and executed stock powers of attorney relating to those Shares;

(d)

releases, discharges and postponements (in registrable form where appropriate) covering all Encumbrances affecting any Property of each Obligor which are not Permitted Encumbrances and all statements and acknowledgements that are required in respect of other Encumbrances affecting the Property of the Obligor to confirm that those Encumbrances are Permitted Encumbrances;

(e)

the Fee Agreement;

(f)

full payment of all fees, expenses and other amounts owing to the Lender, including fees and disbursements of the Lender's legal counsel incurred up to and including the date of this Agreement, and without limiting the Borrower's responsibility for all legal costs incurred before or after that date;

(g)

for each Obligor, a certificate to which shall be attached copies of its Constating Documents, a certificate of incumbency and certified copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Credit Documents;

(h)

for LNRLP, a certificate to which shall be attached copies of its Constating Documents;

(i)

consents, if any, that are required from the directors or shareholders of the Guarantors in connection with the pledges of the Pledged Shares and in connection with any disposition of the Shares pursuant to the Security;

(j)

certificates of the Borrower containing complete copies of the Material Contracts existing at the date of this Agreement and the Debentures;

(k)

the opinion of counsel to the Obligors (including opinion(s) of any local counsel), addressed to the Lender and to Borden Ladner Gervais LLP;

(l)

the opinion of Borden Ladner Gervais LLP and any other counsel to the Lender, addressed to the Lender; and

(m)

such other documents as the Lender may reasonably require.

The Lender's obligations under this Agreement are also subject to the following conditions being satisfied:

(n)

the Obligors having established the Proceeds Accounts and having complied with Section 7.2(p) in respect of Material Contracts existing at the date of this Agreement;

(o)

the Lender being satisfied that there has not occurred or does not exist a circumstance or event which would or does have a material adverse effect on the financial condition, Property or prospects of the Obligors, taken as a whole;

(p)

the Lender having entered into any intercreditor agreement that it considers necessary regarding the Debentures;

(q)

the other conditions in this Section 4.1 being satisfied no later than 31 January 2007; and

(r)

the Lender having received such other documents as it may reasonably require.

4.2

Conditions Precedent to all Advances

The obligation of the Lender to make any Advance is subject to the conditions precedent that:

(a)

no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

(b)

the Lender has received timely notice as required under Section 5.3;

(c)

for as long as the Debentures are outstanding, the ratio of the Adjusted Indebtedness to Paid-Up Capital (as those terms are defined in the trust indenture forming part of the Debentures) of the Borrower will not exceed 30%, taking into account the Advance;

(d)

the Lender shall not have received notice under subsection 224(1.1) of the Income Tax Act (Canada) or any successor provision thereto or any comparable provision of any other taxing statute in respect of any Obligor; and

(e)

all other terms and conditions of this Agreement upon which the Borrower may obtain an Advance are fulfilled.

ARTICLE V
ADVANCES

5.1

Base Rate Advances, LIBOR Advances and Prime Rate Advances

Upon timely fulfilment of all applicable conditions as set forth in this Agreement, the Lender will make the requested amount of a Base Rate Advance, LIBOR Advance or Prime Rate Advance available to the Borrower on the Drawdown Date requested by the Borrower by crediting the Designated Account with such amount.  Each Base Rate Advance or Prime Rate Advance shall be in a whole multiple of U.S. $100,000 or $100,000, respectively.  Each LIBOR Advance shall be in minimum of U.S. $2,000,000 and a whole multiple of U.S. $1,000,000.  There shall not at any time be LIBOR Advances outstanding with LIBOR Periods ending on more than a total of six different dates.

The Borrower shall pay interest and fees to the Lender at such address as the Lender designates from time to time on any such Advances outstanding from time to time hereunder at the applicable rate specified in Section 2.4.

Interest on Base Rate Advances and Prime Rate Advances shall be payable monthly on each Interest Payment Date.  Interest on LIBOR Advances shall be payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the applicable LIBOR Advance.  All interest and fees (other than Bankers’ Acceptance Fees) shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest or fees were payable, as the case may be, to but excluding the date on which interest or fees are payable.  Interest and fees are payable both before and after maturity, default and judgment, with interest on overdue interest and fees at the same rate as interest or fees on Advances, payable on demand.

Interest calculated with reference to the Base Rate or LIBO Rate shall be calculated monthly on the basis of a 360 day year.  Interest calculated with reference to the Prime Rate shall be calculated monthly on the basis of a calendar year.

Each rate which is calculated with reference to a period (the "deemed interest period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

5.2

Conversions

Subject to the other terms of this Agreement, the Borrower may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance permitted by this Agreement.

5.3

Notice of Advances and Payments

The Borrower shall give the Lender irrevocable written notice, in the form attached as Schedule A, of any request for any Advance to it under the Credit.  The Borrower shall also give the Lender irrevocable written notice of any payment by it (whether resulting from repayment, prepayment, renewal, rollover or conversion) of any Advance under the Credit.

Notice shall be given no later than the Business Day of the Advance for any Prime Rate Advance or Base Rate Advance, the second Business Day before any Advance by way of Bankers’ Acceptances, the third Business Day before the date of any LIBOR Advance and, in respect of an Advance by way of L/C, at such time as the Lender may reasonably require so that it has sufficient time to review the proposed form of L/C.  Notice shall be given no later than the third Business Day before any repayment.

Notices shall be given not later than 11:00 a.m. (Toronto time) on the date for notice.  Payments (other than those being made solely from the proceeds of renewals, rollovers and conversions) must be made before 11:00 a.m. (Toronto time) on the date for payment.  If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Business Day, unless the Lender agrees, in its sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

5.4

Prepayments and Reductions

Subject to giving notice required by Section 5.3, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that (a) LIBOR Advances may not be paid before the end of the applicable LIBOR Periods unless the Borrower pays the Lender any loss or expense that the Lender incurs as a result, including any breakage costs and (b) Bankers' Acceptances may not be paid before their respective maturity dates.

The Borrower may from time to time, by giving not less than four Business Days' express written notice to the Lender and paying all accrued and unpaid standby fees to the effective date of reduction in respect of the amount reduced, irrevocably notify the Lender of the permanent reduction of the committed amount of the Credit to an amount which shall not be less than U.S. $5,000,000.  The Borrower shall have no right to any increase in the committed amount of the Credit thereafter.

5.5

Evidence of Obligations

The Obligations of the Borrower resulting from Advances made by the Lender shall be evidenced by records maintained by the Lender.  The records maintained by the Lender shall constitute prima facie evidence of the Obligations.  The failure of the Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay amounts due hereunder to the Lender in accordance with this Agreement.

5.6

LIBOR Periods

The Borrower may select, by irrevocable notice to the Lender, LIBOR Periods of up to six months to apply to any particular LIBOR Advance.  LIBOR Periods of other lengths shall also be available at the discretion of the Lender from time to time.  No LIBOR Period may end (i) on a date which is not a Business Day, (ii) after the date on which the principal amount of the Credit is required to be reduced (in whole or in part) if that would adversely affect the Borrower's ability to cause the reduction of the Credit, or (iii) after the date the Credit is required to be repaid and cancelled in accordance with the terms of this Agreement.  The Borrower shall from time to time select and give notice to the Lender of the LIBOR Period for a LIBOR Advance, which shall commence upon the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is being rolled over.  If the Borrower fails to select and give the Lender notice of a LIBOR Period for a LIBOR Advance in accordance with Section 5.3, the Lender shall be deemed to have made a Base Rate Advance to the Borrower to replace the maturing LIBOR Advance.

5.7

Termination of LIBOR Advances

If at any time the Lender determines in good faith and on reasonable grounds that:

(a)

adequate and reasonable means do not exist for ascertaining the LIBO Rate applicable to a LIBOR Advance;

(b)

the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance, except as a result of the Lender failing to obtain a deposit in the amount and for the term of the LIBOR Advance; or

(c)

it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance because of a contingency, circumstance or event of nature beyond the control of the Lender;

then upon written notice by the Lender to the Borrower,

(d)

the right of the Borrower to request LIBOR Advances from the Lender shall be and remain suspended until the Lender notifies the Borrower that any condition causing such determination no longer exists; and

(e)

if the Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advances owing by it to the Lender or convert the LIBOR Advances into other forms of Advance which are permitted by this Agreement, but (except in the case of a determination by the Lender under Section 5.7(b)) the Borrower shall be responsible for any loss or expense that the Lender incurs as a result, including breakage costs.

5.8

Execution of Bankers' Acceptances

5.8.1

To facilitate the acceptance of Bankers' Acceptances under this Agreement, the Borrower appoints the Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by the Lender.

5.8.2

The Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lender is authorized to accept or pay, as the case may be, any order of the Borrower which purports to bear such a signature notwithstanding that any such individual has ceased to be an authorized officer of the Lender.  Any such order or Bankers' Acceptance shall be as valid as if the individual were an authorized officer at the date of issue of the order or Bankers' Acceptance.

5.8.3

Any order or Bankers' Acceptance signed by the Lender as attorney for the Borrower, whether signed in handwriting or by the facsimile or mechanical signature of an authorized officer of the Lender, may be dealt with by the Lender to all intents and purposes and shall bind the Borrower as if duly signed and issued by the Borrower.

5.8.4

The receipt by the Lender of a request for an Advance by way of Bankers' Acceptances shall be the Lender's sufficient authority to execute, and the Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with such request and the orders so executed shall thereupon be deemed to have been presented for acceptance.

5.9

Sale of Bankers' Acceptances

5.9.1

It shall be the responsibility of the Lender to arrange, in accordance with normal market practice, for the sale on each Drawdown Date of the Bankers' Acceptances issued by the Borrower and to be accepted by the Lender, failing which the Lender shall purchase its Bankers’ Acceptances.

5.9.2

The Lender shall credit the Designated Account for value on each Drawdown Date with immediately available Canadian Dollars in an aggregate amount equal to the BA Discount Proceeds of all Bankers' Acceptances accepted by the Lender on such Drawdown Date, net of the applicable Bankers' Acceptance Fee and net of the amount required to pay any of its previously accepted Bankers’ Acceptances that are maturing on the Drawdown Date or any of its other Advances that are being converted to Bankers' Acceptances on the Drawdown Date.

5.9.3

Notwithstanding items (1) and (2) above, if in the determination of the Lender acting reasonably a market for Bankers’ Acceptances does not exist at any time, or the Lender cannot for other reasons, after reasonable efforts, readily sell Bankers’ Acceptances or perform its other obligations under this Agreement with respect to Bankers’ Acceptances, then on written notice by the Lender to the Borrower, the Borrower’s right to request Advances by way of Bankers’ Acceptances shall be and remain suspended until the Lender notifies the Borrower that any condition causing such determination no longer exists.

5.10

Size and Maturity of Bankers' Acceptances and Rollovers

Each Advance of Bankers' Acceptances shall be in a minimum amount of Cdn.$2,000,000 and each Bankers' Acceptance shall be in the amount of Cdn.$1,000 or whole multiples thereof.  Each Bankers' Acceptance shall have a term of one, two, three or six months after the date of acceptance of the order by the Lender, provided that the Lender, in circumstances of market disruption or illiquidity, shall have the discretion to restrict the term or maturity dates of Bankers’ Acceptances.  No Bankers' Acceptance may mature on a date which is not a Business Day or on a date which is later than the date on which the principal amount of the Credit is required to be repaid (in whole or in part) if that would adversely affect the Borrower’s ability to cause the repayment of the Credit.  The face amount at maturity of a Bankers' Acceptance may be renewed as a Bankers' Acceptance or converted into another form of Advance permitted by this Agreement.

5.11

Payment of Bankers' Acceptances

The Borrower shall provide for the payment to the Lender at the Branch of Account of the full face amount of each Bankers' Acceptance accepted for its account on the earlier of (i) the date of maturity of a Bankers' Acceptance and (ii) the date on which any Obligations become due and payable pursuant to Section 8.2.  The Lender shall be entitled to recover interest from the Borrower at a rate of interest per annum equal to the rate applicable to Prime Rate Advances, compounded monthly, on any amount payment of which has not been provided for by the Borrower in accordance with this Section 5.11.  Interest shall be calculated from and including the date of maturity of each Bankers' Acceptance up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

5.12

Deemed Advance – Bankers' Acceptances

Except for amounts which are paid from the proceeds of a rollover of a Bankers' Acceptance or for which payment has otherwise been funded by the Borrower, any amount which the Lender pays to any third party on or after the date of maturity of a Bankers' Acceptance in satisfaction thereof or which is owing to the Lender in respect of such a Bankers' Acceptance on or after the date of maturity of such a Bankers' Acceptance, shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement if the Borrower is otherwise entitled to an Advance.  The Lender shall forthwith give notice of the making of such a Prime Rate Advance to the Borrower.  Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

5.13

Waiver

The Borrower shall not claim from the Lender any days of grace for the payment at maturity of any Bankers' Acceptances presented and accepted by the Lender pursuant to this Agreement.  The Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers' Acceptance shall be held by the Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers' Acceptance that is at any time held by the Lender in its own right.

5.14

Degree of Care

Any executed orders to be used as Bankers' Acceptances shall be held by the Lender in safekeeping with the same degree of care as if they were the Lender's own Property, and shall be kept at the place at which such orders are ordinarily held by the Lender.

5.15

Obligations Absolute

The obligations of the Borrower with respect to Bankers' Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(a)

any lack of validity or enforceability of any order accepted by the Lender as a Bankers' Acceptance; or

(b)

the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a Bankers' Acceptance, the Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

5.16

Shortfall on Drawdowns, Rollovers and Conversions

The following shall be funded and paid by the Borrower from its own resources, by 11:00 a.m. on the day of the Advance or may be advanced as a Prime Rate Advance under the Credit if the Borrower is otherwise entitled to an Advance under the Credit:

(a)

the difference between the amount of an Advance requested by the Borrower by way of Bankers' Acceptances and the actual proceeds of the Bankers' Acceptances;

(b)

the difference between the actual proceeds of a Bankers' Acceptance and the amount required to pay a maturing Bankers' Acceptance, if a Bankers' Acceptance is being rolled over; and

(c)

the difference between the actual proceeds of a Bankers' Acceptance and the amount required to repay any Advance which is being converted to a Bankers' Acceptance.

5.17

Prohibited Use of L/Cs and Bankers' Acceptances

The Borrower shall not enter into any agreement or arrangement of any kind with any Person to whom Bankers' Acceptances have been delivered whereby the Borrower undertakes to replace such Bankers' Acceptances on a continuing basis with other Bankers' Acceptances, nor shall the Borrower directly or indirectly take, use or provide Bankers' Acceptances or L/Cs as security for loans or advances from any other Person.

5.18

Issuance and Maturity of L/Cs

A request for an Advance by way of L/C shall be made by the Borrower to the Lender in accordance with Section 5.3 and shall include the details of the L/C to be issued.  The Lender shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, deliver the L/C to the Borrower at the branch where the Designated Account is maintained on the Drawdown Date or as soon thereafter as the Lender is satisfied with the form of L/C to be issued.

Each L/C issued under this Agreement shall have a term which is not more than twelve months after its issuance date or renewal date, which ends on a Business Day and which expires not later than the then current maturity date of the Credit.  An L/C may be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C.

5.19

Payment of L/C Fees

Payment of L/C fees shall be made to the Lender, in connection with L/Cs issued under the Credit and shall be made quarterly in arrears.  L/C fees shall be calculated at the rates specified in Section 2.4 on the undrawn portion of the face amount of each L/C for the duration of its term on the basis of the actual number of days to elapse from and including the date of issuance or renewal by the Lender to but not including the expiry date of the L/C.  L/C fees shall be calculated on the basis of a 365 day year.

5.20

Payment of L/Cs

The Borrower shall provide for the payment to the Lender at the Branch of Account of the full face amount of each L/C issued at its request (or the amount actually paid in the case of a partial payment) on the earlier of (i) the date on which the Lender makes a payment to the beneficiary of an L/C, and (ii) the date on which the Obligations become due and payable pursuant to Section 8.2.  The Lender shall be entitled to recover interest from the Borrower at the rate of interest per annum applicable to Prime Rate Advances (in the case of Canadian Dollar L/Cs) or Base Rate Advances (in the case of U.S. Dollar L/Cs), compounded monthly, upon any amount payment of which has not been provided for by the Borrower in accordance with this Section.  Interest shall be calculated from and including the date on which the Lender makes a payment to the beneficiary of an L/C, up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

The obligation of the Borrower to reimburse the Lender for a payment to a beneficiary of an L/C shall be absolute and unconditional, except for matters arising from the Lender's wilful misconduct or gross negligence, and shall not be reduced even if any demand or other request for payment of an L/C (a "Demand") that is paid or acted upon in good faith and in conformity with laws, regulations or customs applicable thereto is in fact invalid, insufficient, fraudulent or forged, nor shall the Borrower's obligation be subject to any defence or be affected by any right of set-off, counter-claim or recoupment which the Borrower may now or hereafter have against the beneficiary, the Lender or any other Person for any reason whatsoever, including the fact that the Lender paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Lender or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Lender of a Demand.  Any action, inaction or omission taken or suffered by the Lender under or in connection with an L/C or any Demand, if in good faith and in conformity with laws, regulations or customs applicable thereto, shall be binding on the Borrower and shall not place the Lender under any resulting liability to the Borrower.  Without limiting the generality of the foregoing, the Lender may receive, accept, or pay as complying with the terms of the L/C, any Demand otherwise in order which may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other Person or entity acting as the representative or in place of, the beneficiary.  The Borrower shall not take any steps, issue any instructions to the Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Lender or its correspondents to honour or pay a Demand.

If the Borrower provides cash in response to the Obligations becoming due and payable under Section 8.2, the Borrower shall be entitled to receive interest on the cash provided in accordance with Section 9.16 as long as the cash is held as Cash Collateral.

5.21

Deemed Advance - L/Cs

Except for amounts which have been funded by the Borrower, any amount which the Lender pays to any third party in respect of an L/C in satisfaction or partial satisfaction thereof shall if the Borrower is otherwise entitled to an Advance, be deemed to be a Prime Rate Advance in the case of Canadian Dollar L/Cs or a Base Rate Advance in the case of U.S. Dollar L/Cs.  The Lender shall forthwith give notice of the making of such an Advance to the Borrower.  Interest shall be payable on such an Advance in accordance with Section 2.4.

5.22

Prohibited Rates of Interest

Notwithstanding any other provisions of this Agreement or any other Credit Document, the Borrower shall not be obliged to make any payment of interest or other amounts payable to the Lender under this Agreement or under any other Credit Document in an amount or at a rate that would be prohibited by law or would result in the receipt by the Lender of interest at a criminal rate, as the terms "interest" and "criminal rate" are defined under the Criminal Code (Canada), or that would contravene any local usury laws which may be applicable to any obligations of the Borrower to the Lender under or in connection with this Agreement.  In any such case, any payment, collection or demand for interest in excess of the maximum permitted rate shall be deemed to have been made by mutual mistake of the Borrower and the Lender, any excess payment shall be refunded to the Borrower and the amount or rate otherwise payable under the terms of any Credit Document shall be reduced to the maximum amount or rate payable in accordance with applicable law.  For the purposes of this Agreement, the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purpose of such determination.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES

6.1

Representations and Warranties

Each Obligor represents and warrants to the Lender as follows, and the Borrower represents and warrants to the Lender that Sections 6.1(a), 6.1(b), 6.1(f), 6.1(h), 6.1(j), 6.1(m), 6.1(n), 6.1(s), 6.1(t), 6.1(u), 6.1(v), 6.1(w) and 6.1(x) are true with respect to each Restricted Subsidiary (recognizing that they are not entering into Credit Documents and that LNRLP is a limited partnership rather than a corporation, and excluding the Constating Documents of LNRLP in the case of Section 6.1(u)):

(a)

it is a duly incorporated, continued or amalgamated corporation and an existing corporation and has the power and authority to enter into and perform its obligations under any Credit Documents to which it is a party from time to time, to own its Property and to conduct the business in which it is currently engaged;

(b)

it holds all material Permits that are required to enter into and perform its obligations under any Credit Documents to which it is a party from time to time, to own its Property and to conduct the business in which it is currently engaged;

(c)

its entry into and performance of its obligations under the Credit Documents to which it is a party (i) have been duly authorized by all necessary corporate action on its part, and (ii) do not violate its Constating Documents, any Requirement of Law, any Contract to which it is a party or any other Material Contract, except for violations that would not, in the aggregate, have a material and adverse effect on the ability of the Obligors as a whole to perform their obligations under the Credit Documents;

(d)

its Constating Documents and any unanimous shareholder agreement to which it is a party do not contain restrictions on the power of its directors to borrow money, give financial assistance by way of a secured guarantee or encumber any or all of its Property to secure the Obligations, except for restrictions that have been and will be complied with in connection with the Credit Documents to which it is a party and the transactions contemplated by those Credit Documents;

(e)

the Credit Documents to which it is a party from time to time have been or will be duly executed and delivered by it and will, when executed and delivered, constitute legal, valid and binding obligations enforceable against it in accordance with their respective terms, subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and other laws affecting the rights of creditors generally;

(f)

as of the date of this Agreement, there are no litigation, arbitration or administrative proceedings outstanding and, to its knowledge after having made reasonable inquiry, there are no proceedings pending or threatened, against it which could reasonably be expected to materially and adversely affect the ability of the Obligors as a whole to perform their obligations under the Credit Documents;

(g)

no Event of Default or Pending Event of Default has occurred and is continuing;

(h)

it is not in violation of any term of its Constating Documents or of any unanimous shareholders agreement to which it is a party, and to its knowledge after having made reasonable inquiry, it is not, as of the date of execution of this Agreement, in violation of any Requirement of Law or Contract, the violation of which would materially and adversely affect the ability of the Obligors as a whole to own their Property and conduct their business nor will its execution and delivery of, and its performance of its obligations under, any Credit Documents to which it is a party from time to time result in any such violation;

(i)

all of the historical financial statements which have been furnished to the Lender in connection with this Agreement (by being posted on SEDAR or otherwise) are complete in all material respects and, to its knowledge after reasonable inquiry, fairly present its financial position as of the dates referred to therein and have been prepared in accordance with GAAP except, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included;

(j)

as of the date of execution of this Agreement, it has no liabilities (contingent or other) or other obligations of the type required to be disclosed in accordance with GAAP which are not fully disclosed on its financial statements provided to the Lender for its fiscal period ended 31 December 2005, other than liabilities and obligations incurred thereafter in the ordinary course of its business;

(k)

the Security constitutes legal, valid and enforceable security upon the Property that is encumbered by the Security (as to which the grantor is the legal and/or beneficial owner with a good and marketable title, subject only to Permitted Encumbrances), subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and other laws affecting the rights of creditors generally;

(l)

no default under any of the Permitted Encumbrances relating to it has occurred that could materially and adversely affect the ability of the Obligors as a whole to perform their obligations under the Credit Documents;

(m)

Schedule B is a complete and accurate description, as of the date of this Agreement, of its corporate history, the ownership of all of its issued and outstanding Shares, the Shares in Obligors and other Persons that it owns, the nature of the business that it carries on, the locations of its registered office (and chief executive office, if different) and its freehold and leasehold real property, and the jurisdictions in which its other Property is located;

(n)

during its ownership or occupancy and, to its knowledge, before that time, its business and Property have been and are being owned, occupied and operated in compliance with Environmental Laws;

(o)

to the best of its knowledge after due inquiry, there are no pending or threatened and there is no reasonable basis for any (i) claims, complaints, notices of violation, orders, legally enforceable directions or requests issued to or received by it in relation to its Property from any governmental or regulatory authority pursuant to or with respect to any Environmental Law, or (ii) suits or written claims by any Person, notices or inquiries to or of it regarding its potential liability under any Environmental Law, and no enforcement actions in respect of any of the foregoing are pending, or to its knowledge, threatened which, as to either (i) or (ii), could materially and adversely affect the ability of the Obligors as a whole to perform their obligations under the Credit Documents;

(p)

to its knowledge having made all due inquiry, there is no fact that it has not disclosed to the Lender in writing that materially adversely affects its ability to perform its obligations under the Credit Documents to which it is a party;

(q)

the Pledged Shares issued by each Guarantor are validly issued as fully paid and non-assessable, and represent 100% of the issued and outstanding Shares of all classes of that Guarantor;

(r)

the resolutions and consents of the directors or shareholders of each Guarantor that have been delivered or will be delivered on or before the date of the first Advance under this Agreement are, as of the date of this Agreement, the only resolutions and consents of directors or shareholders that are necessary either in connection with the pledge of Pledged Shares issued by those corporations or in connection with any disposition of those Shares pursuant to the Security;

(s)

it has (i) duly filed on a timely basis all material tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, other than Taxes which are being diligently contested in good faith by appropriate proceedings and in respect of which it has made arrangements to cover payment that are satisfactory to the Lender acting reasonably, and

(ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, and there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of material Taxes (it being agreed that, for purposes of this paragraph, the amount of a Tax is material if it equals or exceeds Cdn.  $1,000,000 or the equivalent amount in other currencies);

(t)

it has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation, and (ii) collected and remitted to the appropriate tax authority when required by law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes, other than Taxes which are being diligently contested in good faith by appropriate proceedings and in respect of which it has made arrangements to cover payment that are satisfactory to the Lender acting reasonably, (it being agreed that, for purposes of this paragraph, the amount of a Tax is material if it equals or exceeds Cdn. $1,000,000 or the equivalent amount in other currencies);

(u)

there are no shareholders agreements or other arrangements among the its shareholders concerning their investments, their ownership of its Shares or its governance;

(v)

during the twelve consecutive month period before the date of the execution and delivery of this Agreement and before the date of any Advance hereunder, (i) no steps have been taken to terminate any Pension Plan (wholly or in part) which could result in an Obligor being required to make an additional contribution to the Pension Plan in excess of $200,000, (ii) no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien or charge under Section 302(f) of ERISA or any applicable pension benefits laws of any other jurisdiction, (iii) no condition exists and no event or transaction has occurred with respect to any Pension Plan which might result in the incurrence by any Obligor of any liability, fine or penalty in excess of $50,000, and (iv) except as disclosed in the financial statements required to be provided pursuant to this Agreement or as otherwise disclosed in writing from time to time to the Lender, no Obligor has any contingent liability with respect to any post-retirement benefit under a Welfare Plan;

(w)

(i) each Pension Plan is in compliance in all material respects with all applicable pension benefits and tax laws, (ii) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in accordance with all applicable laws and the terms of each Pension Plan have been made in accordance with all applicable laws and the terms of each Pension Plan, (iii) all liabilities under each Pension Plan are funded, on a going concern and solvency basis, in accordance with the terms of the respective Pension Plans, the requirements of applicable pension benefits laws and of applicable regulatory authorities and the most recent actuarial report filed with respect to the Pension Plan, and (iv) no event has occurred and no conditions exist with respect to any Pension Plan that has resulted or could reasonably be expected to result in any Pension Plan having its registration revoked or refused for the purposes of any applicable pension benefits or tax laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws, except for any exceptions to clauses (ii) through (iv) above that, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Obligors as a whole;

(x)

as of the date of this Agreement, (i) it is the sole legal and beneficial owner of the Material Contracts identified with its name on Schedule D, (ii) each Material Contract is valid and enforceable in accordance with its terms (subject to the availability of equitable remedies and the effect of bankruptcy, insolvency and other laws affecting the rights of creditors generally), (iii) each Material Contract is in full force and effect, unamended, except as described on Schedule D, (iv) neither it nor, to its knowledge, any counterparty to a Material Contract is in default of the provisions of any Material Contract and (v) no counterparty to a Material Contract has any defences, set-offs or counterclaims against it relating to the Material Contracts to which it is a party.

6.2

Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Credit Documents, and shall be deemed to be repeated as of the date of each Advance and as of the date of delivery of each certificate contemplated in Section 7.3(b), subject to modifications made by the Borrower to the Lender in writing and accepted by the Lender.  The Lender shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credit hereunder.

ARTICLE VII
COVENANTS AND CONDITIONS

7.1

Financial Covenants

7.1.1

The Borrower shall at all times from and after 31 March 2007 maintain a Gross Debt Ratio of not greater than 3.50 to 1.

7.1.2

The Borrower shall at all times maintain a ratio of consolidated current assets to consolidated current liabilities (excluding the Credit, to the extent it constitutes a current liability) of not less than 1.50 to 1.

7.1.3

The Borrower shall at all times maintain a Tangible Net Worth of not less than the aggregate of U.S. $100,000,000 plus 50% of its annual consolidated net income for each year, beginning with the year ending 31 December 2006 but excluding any year in which net income is a loss, plus 50% of the proceeds of equity issuances or contributions after 31 December 2006.

7.1.4

The Borrower shall at all times maintain an Interest Coverage Ratio of not less than 2.00 to 1.

7.1.5

The Borrower shall at all times from and after 31 March 2007 maintain a Voisey's Bay Ratio of no more than 4.00 to 1.

7.2

Positive Covenants

During the term of this Agreement, each Obligor shall comply with the following and the Borrower shall cause each Restricted Subsidiary to comply with Sections 7.2(b), 7.2(d), 7.2(f), 7.2(g), 7.2(h), 7.2(i), 7.2(j), 7.2(m), 7.2(o) and 7.2(p):

(a)

duly and punctually pay its Obligations (in the case of the Borrower) and its obligations under its guarantee (in the case of all other Obligors) at the times and places and in the manner required by the terms of this Agreement or the relevant guarantee, as the case may be;

(b)

operate its business and occupy its Property in accordance with sound business practice and in compliance in all material respects with all applicable Requirements of Law (including Environmental Laws) and Material Contracts to which it is a party and Material Permits that it holds;

(c)

at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lender to inspect any of its Property and to examine and take extracts from its financial books, accounts and records and those of its Subsidiaries, including accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable out of pocket expense of all of which shall be paid by the Borrower, provided that:

(i)

the exercise of rights under this paragraph does not unreasonably interfere with the operations of any Obligor;

(ii)

the Lender maintains the confidentiality of all information it receives concerning any Obligor or any other Person in accordance with usual requirements of law and banker / customer confidentiality, and does not use it except for the purposes of this Agreement;

(iii)

any representative of the Lender who is not an employee of the Lender has executed and delivered an agreement in favour of the relevant Obligor and the Lender to use any information concerning any Obligor or any other Person that is obtained as a result of any inspection or examination on behalf of the Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrower and the Lender that there is no inherent conflict of interest between the business and clientele of the relevant Obligor and the business and clientele (other than the Lender) of that representative;

(iv)

unless an Event of Default or Pending Event of Default has occurred and is continuing, the examination and inspection does not breach any Obligor's contractual or other legally binding obligation of confidentiality to a third party;

(d)

keep insured with financially sound and reputable insurance companies or associations all Property of a nature and of a character usually insured by companies of established reputation engaged in a comparable business to that in which it is engaged, in amounts, with deductible amounts and against losses, including all-risk property insurance and comprehensive general liability insurance, to the extent that such Property is usually insured;  notwithstanding the foregoing, the Borrower represents that, as of the date of this Agreement, the insurable tangible Property of the Obligors and Restricted Subsidiaries consists solely of office equipment having an aggregate value of less than U.S. $200,000, their sole active business premises consist of an office in Colorado with 10 employees and they have not considered it necessary to maintain insurance other than directors and officers liability insurance;  the Borrower agrees that it shall, on or before 28 February 2007, obtain and thereafter maintain at least comprehensive general liability insurance;

(e)

cause policies of insurance referred to above to contain a standard mortgage clause and other customary endorsements for the benefit of lenders, all in a form acceptable to the Lender acting reasonably, and a provision that such policies will not be amended in any manner which is prejudicial to the Lender or be cancelled without 30 days' prior written notice being given to the Lender by the issuers thereof, cause the Lender to be named as an additional insured with respect to public liability and cause all of the proceeds of insurance under such policies to be paid to the Lender as its interests may appear to the extent of the Obligations and any other obligations secured by the Security;

(f)

promptly provide the Lender with evidence of renewal or replacement of policies from time to time and with such other evidence of the insurance as the Lender may from time to time reasonably require;

(g)

obtain, as and when required, all Permits and Contracts which may be material to permit it to acquire, own, operate and maintain its business and Property and perform its obligations under the Credit Documents to which it is a party, preserve and maintain those Permits and Contracts and all such Permits and Contracts now held by it in good standing;

(h)

pay all Taxes as they shall become due and payable unless such Taxes are being contested in good faith by appropriate proceedings and it has made arrangements satisfactory to the Lender acting reasonably in respect of payment of the contested amount, and make adequate provision for Taxes payable by it for any current period and any previous period for which tax returns are not yet required to be filed;

(i)

withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any applicable legislation;

(j)

collect from all Persons the amount of all Taxes required to be collected from them and remit the same to the proper tax or other receiving officers within the time required under any applicable legislation;

(k)

immediately notify the Lender upon becoming aware of any Event of Default or Pending Event of Default, or of any material default (either by an Obligor or by any other party) under any Material Contract or Material Permit, or of any event which, with or without the giving of notice, lapse of time or any other condition subsequent, would be a material default or would otherwise allow the termination of any Material Contract or Material Permit or the imposition of any material sanction on any party to a Material Contract or Material Permit, and from time to time provide the Lender with all information reasonably requested by the Lender concerning the status thereof;

(l)

immediately notify the Lender on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance affecting it or any Restricted Subsidiary, the result of which if determined adversely would have a material and adverse effect on its ability to perform its obligations under this Agreement, or the Credit Documents to which it is a party, and from time to time provide the Lender with all reasonable information requested by the Lender concerning the status thereof;

(m)

immediately notify the Lender upon (i) learning of the existence of Hazardous Materials located on, above or below the surface of any land which it occupies or controls (except those being stored, used, disposed of or otherwise handled in substantial compliance with applicable Requirements of Law), or contained in the soil or water constituting such land and (ii) the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials that has occurred on or from such land which, as to either (i) or (ii), would materially and adversely affect the ability of the Obligors as a whole to perform their obligations under the Credit Documents;

(n)

provide the Lender with such other documents, opinions, consents, acknowledgments and agreements as are reasonably necessary to implement this Agreement and the Security from time to time;

(o)

if it has any Pension Plan or Welfare Plan, provide notice to the Lender and copies of all relevant documentation immediately upon becoming aware of (i) the institution of any steps by it or any applicable regulatory authority to terminate any Pension Plan (wholly or in part) which could result in it being required to make an additional contribution to the Pension Plan in excess of $200,000, (ii) the failure to make a required contribution to any Pension Plan if such failure is sufficient to give rise to a lien or charge under section 302(f) of ERISA or under any applicable pension benefits laws of any other jurisdiction, (iii) the taking of any action with respect to a Pension Plan which could reasonably be expected to result in the requirement that it furnish a bond or other security to such Pension Plan or any applicable regulatory authority, or (iv) the occurrence of any event with respect to any Pension Plan which could reasonably be expected to result in the incurrence by it of any liability, fine or penalty that would be material to the Obligors as a whole, or any increase in its contingent liability in excess of $50,000 with respect to any post-retirement Welfare Plan benefit;

(p)

(i) make all commercially reasonable efforts to ensure that all present and future receipts are paid directly into the Proceeds Accounts by third party payors, (ii) ensure that payors of royalties or other sources of revenue under Material Contracts receive irrevocable notices concerning payment to the Proceeds Accounts, (iii) make all commercially reasonable efforts to obtain acknowledgments of the notices from the payors and deliver them to the Lender, (iv) if receipts are not paid directly into the Proceeds Accounts by the payors, take other steps that are reasonably required by the Lender to ensure that the receipts are subject to the Security and are forwarded to the Proceeds Accounts as soon as reasonably possible, (v) ensure that the Lender is promptly notified of any new Material Contracts, whether as a result of the Material Contracts being entered into or acquired by any Obligor or of payments beginning or resuming under existing royalties or other sources of revenue, and that the Lender is promptly provided with copies of new Material Contracts;

(q)

immediately notify the Lender on becoming aware that any representation made in Section 6.1(x) as being true as of the date of this Agreement would not be true if made as of the then-current date.

7.3

Reporting Requirements

During the term of this Agreement, the Borrower shall:

(a)

as soon as practicable and in any event within 60 days after the end of each of its fiscal quarters (including the fourth quarter), cause to be prepared and delivered to the Lender, in a form satisfactory to the Lender, unaudited consolidated financial statements of the Borrower and unaudited unconsolidated financial statements of Voisey’s Bay Holding Corporation and LNRLP as at the end of such quarter, in each case including balance sheet, statement of income and retained earnings, statement of changes in financial position and management discussion and analysis, which shall be prepared in accordance with GAAP;

(b)

concurrently with the delivery of its quarterly financial statements, provide the Lender with a Reporting Certificate;

(c)

as soon as practicable and in any event within 120 days after the end of each of its fiscal years, cause to be prepared and delivered to the Lender, annual consolidated financial statements of the Borrower and unconsolidated financial statements of Voisey’s Bay Holding Corporation and LNRLP, in each case including balance sheet, statement of income and retained earnings and statement of changes in financial position for such fiscal year and management discussion and analysis, which in the case of the Borrower (and if otherwise available, Voisey’s Bay Holding Corporation and LNRLP) shall be audited by an internationally recognized accounting firm and shall include the auditor's letter to management and in all cases shall be prepared in accordance with GAAP;

(d)

promptly provide the Lender with all other information reasonably requested by the Lender from time to time concerning the Property and financial condition of the Obligors.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements for its fiscal year ended 31 December 2005, or components thereof, the Borrower shall provide the Lender with all information that the Lender requires to ensure that reports provided to the Lender after any change are comparable to previous reports.  In addition, all calculations made for the purposes of this Agreement shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrower's financial statements for its fiscal year ended 31 December 2005 if the changed policies, practices and methods would materially affect the results of those calculations.

7.4

Negative Covenants

During the term of this Agreement, the Obligors shall not, without the prior written consent of the Lender, do any of the following, and the Borrower shall ensure that the Restricted Subsidiaries do not do anything prohibited by Sections 7.4(a) to 7.4(g), inclusive, 7.4(m), 7.4(n) and 7.4(o):

(a)

create, incur or assume or suffer to exist or cause or permit any Encumbrance upon or in respect of any of its Property, except for Permitted Encumbrances;

(b)

prepay, redeem, defease, repurchase or make other payments in respect of any of its Debt, other than:

(i)

Debt owing to the Lender;

(ii)

scheduled payments in respect of capital leases permitted by this Agreement; and

(iii)

scheduled payments in respect of the Debentures;

(c)

make loans to any other Person, guarantee, endorse or otherwise become liable for any debts, liabilities or obligations of any other Person, or give other financial assistance of any kind to any other Person, except for:

(i)

the guarantees given as part of the Security;

(ii)

loans in the ordinary course of business made to mine operators to assist them in acquiring mine properties with the expectation that the loans will be converted to royalties;

(iii)

loans and advances to other Obligors (which, for certainty, does not include the Restricted Subsidiaries); and

(iv)

guarantees of debts, liabilities and obligations of other Obligors (which, for certainty, does not include the Restricted Subsidiaries) that are permitted under this Agreement;

(d)

permit any sale, lease, grant or other disposition of the whole or any part of its Property (including Shares and rights to receive royalties or other revenue) except for sales of Property having an aggregate fair market value of not more than U.S. $500,000 for all Obligors and Restricted Subsidiaries in any fiscal year;

(e)

carry on any business other than the acquisition of natural resource royalties, and activities related thereto;

(f)

consolidate, amalgamate or merge with any other Person, enter into any corporate reorganization, arrangement or other transaction intended to effect or otherwise permit a change in its existing corporate or capital structure, liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except that Obligors may be merged or amalgamated with each other or a Restricted Subsidiary if the continuing entity is an Obligor and Restricted Subsidiaries and Obligors other than the Borrower may be liquidated, wound-up or dissolved if their Property is transferred to an Obligor, provided that in each case the Borrower gives the Lender reasonable advance notice and promptly takes such steps as the Lender requires to ensure that its position is not adversely affected;

(g)

create, incur, assume or permit any Debt to remain outstanding, other than the following:

(i)

the Obligations;

(ii)

Debt incurred relating to Swaps entered into with the Lender and secured by the Security;

(iii)

Debt relating to capital lease obligations in an aggregate amount for all Obligors of not more than U.S. $250,000 outstanding at any time; and

(iv)

Debt pursuant to the Debentures;

(h)

do or permit anything to adversely affect the ranking or validity of the Security except by incurring a Permitted Encumbrance;

(i)

change its name, the location of any of its Property, the location of its registered office or chief executive office or, in the case of Obligors incorporated in the United States of America, its jurisdiction of incorporation, without providing the Lender with prior written notice thereof and promptly taking other steps, if any, as the Lender reasonably requests to permit the Lender to perfect the Security with respect to the change;

(j)

in the case of the Borrower, if an Event of Default or a Pending Event of Default has occurred and is continuing, pay dividends, issue bonuses on

Shares, redeem or purchase Shares (including pursuant to normal course issuer bids), pay management fees to Persons with whom it does not deal at arm's length, repay shareholder loans or engage in any other method of returning capital to its shareholders;

(k)

change its fiscal year end from 31 December;

(l)

enter into any Swap for speculative purposes or on terms that entitle any counterparty other than the Lender to require any margin payment or other Encumbrance to secure the Swap;

(m)

enter into any transaction of any kind with any affiliate or associate (as those terms are defined in the Canada Business Corporations Act) or any Person of which any Obligor or Restricted Subsidiary is an associate except in the ordinary course of business on a commercially reasonable basis as if it were dealing with such Persons on an arm's length basis;

(n)

be a party to or permit any amendment, supplement, waiver, modification or termination of any Material Contract, any Constating Documents of LNRLP or the Debentures that would adversely affect the Lender’s interests without the prior written consent of the Lender, or be a party to or permit any amendment, supplement, waiver, modification or termination of any Material Contract, any Constating Documents of LNRLP or the Debentures without giving the Lender reasonable advance notice thereof;

(o)

create, acquire or have any Subsidiaries or own Shares in Persons other than other Obligors, Restricted Subsidiaries existing as of the date of this Agreement and wholly owned Subsidiaries that promptly comply with Section 3.1.2 (without regard to any exception from compliance that may be permitted in this Agreement).

ARTICLE VIII
DEFAULT

8.1

Events of Default

Each of the following events shall constitute an Event of Default under this Agreement:

(a)

the Borrower fails to pay any amount of principal (including any amount relating to an L/C) when due or to pay any amount of interest, fees or other Obligations within three Business Days of when due; or

(b)

any Obligor makes any representation or warranty under any of the Credit Documents which is incorrect in any material respect when made or deemed to be made; or

(c)

the Lender determines that a change has occurred in the financial condition, Property, operations or business prospects of the Obligors and Restricted Subsidiaries, taken as a whole, that would materially and adversely affect the Obligors' ability to perform their obligations under the Credit Documents, other than a change in the global market price of one or more metals; or

(d)

any Obligor or Restricted Subsidiary:

(i)

permits any default under one or more agreements or instruments relating to Debt or Swaps having a principal amount individually or in the aggregate for all such Persons in excess of U.S. $250,000; or

(ii)

permits any other event to occur and to continue after any applicable grace period specified in such agreements or instruments;

if the effect is to accelerate or permit the holders of Debt or Swaps to accelerate the date on which Debt or Swaps of any Obligor or Restricted Subsidiary having a principal amount individually or in the aggregate for all such Persons in excess of U.S. $250,000 becomes due (whether or not acceleration actually occurs) or any such Debt or Swaps are not paid when due; or

(e)

any Obligor or Restricted Subsidiary admits its inability or fails to pay its debts generally as they become due or becomes a bankrupt, voluntarily or involuntarily; or

(f)

any Obligor or Restricted Subsidiary becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over, or any judgment or order which has or is reasonably likely to have a material and adverse effect on, any material part of the Property of the Obligors as a whole, and such proceeding is consented to, approved of or acquiesced in by the Obligor or Restricted Subsidiary or, if instituted against any Obligor or Restricted Subsidiary, such proceeding, judgment or order is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 60 days of its commencement or issuance; or

(g)

any Obligor denies, to any material extent, its obligations under any Credit Document or claims any Credit Document to be invalid or withdrawn in whole or in part; or any Credit Document is invalidated or made unenforceable in any material way by any act, regulation or governmental action or is determined to be invalid or unenforceable in any material way by a court or other judicial entity and such determination has not been stayed pending appeal; or

(h)

any part of the Security ceases in whole or in part to be a perfected Encumbrance subject only to Permitted Encumbrances, other than as a result of the negligence or wilful act or omission of the Lender; or

(i)

final judgments, writs of execution, garnishments or attachments or similar processes are issued or levied in an aggregate amount of U.S.$250,000 or more against any of the Property of any Obligor or Restricted Subsidiary and are not released, bonded, satisfied, discharged, vacated or stayed within 30 days after issuance or levy; or

(j)

an Encumbrancer takes possession of all or a material portion of the Property of the Obligors and Restricted Subsidiaries as a whole by appointment of a receiver, receiver and manager, or otherwise; or

(k)

any Material Permit expires or is withdrawn, cancelled, terminated, or modified to the material detriment of an Obligor or Restricted Subsidiary or its Property or business, and is not reinstated or replaced within 30 days thereafter without material impairment to its Property or business; or

(l)

a default by any Obligor or Restricted Subsidiary under any Material Contract occurs, or any other event occurs under any Material Contract, and such default or event continues without being waived after any applicable grace period specified in the Material Contract (or within 30 days if that is longer than the applicable grace period and the Obligor or Restricted Subsidiary is diligently, in good faith and on a timely basis seeking a rescission of such default), if the effect of the default or other event (if not waived) is to terminate the Material Contract or to impose any sanction on the Obligor or Restricted Subsidiary that would materially impair the ability of any Obligor or Restricted Subsidiary to carry on business in the ordinary course or would have a material adverse effect on the financial condition or business prospects of the Obligors and Restricted Subsidiaries as a whole; or

(m)

there is a breach of Sections 7.1 or 7.4; or

(n)

any Person or group of Persons acting jointly or in concert acquires more than 50% of the voting control or equity interests of the Borrower; or

(o)

there is any change in the current ownership of any of the Guarantors or Restricted Subsidiaries, unless the new owner is a wholly-owned Subsidiary of the Borrower with respect to which the Borrower has complied with Section 3.1.2, and the new owner is located in a jurisdiction acceptable to the Lender acting reasonably; or

(p)

the Voisey’s Bay mine that is the source of royalty revenue of the LNRLP ceases all or substantially all production activities that result in royalty revenue and either the owner declares its intention not to resume production or production is not in fact resumed within 180 days of ceasing;

(q)

there is a breach of any other provision of any Credit Document and such breach is not corrected or otherwise satisfied within 30 days after the Lender gives written notice thereof to the Borrower.

8.2

Acceleration and Termination of Rights

If any Event of Default occurs and is continuing, the Lender shall be under no further obligation to make Advances and the Lender may give notice to the Borrower (i) declaring the Lender's obligation to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower and/or (iii) demanding that the Borrower immediately deposit Cash Collateral with the Lender in an amount equal to the full principal amount at maturity of all L/Cs and Bankers' Acceptances then outstanding for the Borrower's account.

Notwithstanding the preceding paragraph, if any Obligor becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditors or the appointment of a receiver or trustee over any material part of its Property, then without prejudice to the other rights of the Lender as a result of any such event, without any notice or action of any kind by the Lender, and without presentment, demand or protest, the Lender's obligation to make Advances shall immediately terminate, the Obligations shall immediately become due and payable and, to the extent permitted by law, the Borrower shall be obligated to immediately deposit Cash Collateral with the Lender in an amount equal to the full principal amount at maturity of all L/Cs and Bankers' Acceptances then outstanding for the Borrower's account.

8.3

Payment of L/Cs and Bankers' Acceptances

Immediately on any Obligations becoming due and payable under Section 8.2 the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Lender Cash Collateral equal to the full principal amount at maturity of all L/Cs and Bankers' Acceptances then outstanding for its account and the Borrower hereby unconditionally promises and agrees to do so.  The Borrower authorizes the Lender to debit its accounts with the amount required to pay such L/Cs and to pay such Bankers' Acceptances, notwithstanding that such Bankers' Acceptances may be held by the Lender in its own right at maturity.  Amounts paid to the Lender in respect of Bankers' Acceptances and L/Cs shall be applied against, and shall reduce to the extent of the amounts paid to the Lender in respect of Bankers' Acceptances and L/Cs, respectively, the obligations of the Borrower to pay amounts then or thereafter payable under Bankers' Acceptances and L/Cs, respectively, at the times amounts become payable thereunder.

The Borrower shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 9.16.

8.4

Remedies

Immediately upon the Obligations becoming due and payable under Section 8.2, the Security shall become immediately enforceable and the Lender may take such action or proceedings authorized by the Credit Documents or permitted by law as the Lender in its sole discretion deems expedient to enforce the same, all (to the extent permitted by law) without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower to the extent permitted by applicable law.

8.5

Saving

The Lender shall not be under any obligation to the Borrower or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  The Lender shall not be responsible or liable to the Borrower or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of the Lender, and as otherwise required by applicable law.

8.6

Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Lender may, but shall be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Credit Documents.  The reasonable expenses (including any reasonable legal costs) paid by the Lender in respect of the foregoing shall be secured by the Security.

8.7

Third Parties

No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lender is purporting to exercise have become exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.

8.8

Power of Attorney

Effective upon the Obligations becoming due and payable under Section 8.2, each Obligor hereby irrevocably constitutes and appoints any Managing Director, Vice-President or more senior officer of the Lender its due and lawful attorney with full power of substitution in its name and on its behalf, during the continuance of an Event of Default, in connection with the enforcement of any right, title or interest of the Lender in, to or under the Security or any part thereof or any right of the Obligors or remedy available to the Obligors.

8.9

Remedies Cumulative

The rights and remedies of the Lender under the Credit Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for the same default or breach.  Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lender shall not be deemed to be a waiver of any subsequent default.

8.10

Set-Off or Compensation

In addition to and not in limitation of any rights now or hereafter granted under applicable law, if the Obligations become due and payable pursuant to Section 8.2, the Lender may at any time and from time to time without prior notice to the Obligors or any other Person, any notice being expressly waived by the Obligors, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lender to or for the credit of or the account of any Obligor, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.

ARTICLE IX
MISCELLANEOUS PROVISIONS

9.1

Successors and Assigns

The Credit Documents shall be binding upon and enure to the benefit of the Lender, the Obligors and their successors and assigns, except that the Obligors shall not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of the Lender, which may be arbitrarily withheld.

Any assignment by the Lender shall become effective when the Borrower has been notified of the assignment, the Borrower has consented in writing to the assignment (unless an Event of Default or Pending Event of Default has occurred and is continuing, in which case no consent is required) and the assignee has given an undertaking to the Obligors to be bound by this Agreement and to perform all of the obligations assigned to it.  Any assignee shall be treated as if it were the Lender, shall be entitled to the benefit of the Credit Documents and shall be subject to the obligations of the Lender as if it were an original signatory to this Agreement, in each case to the extent of the rights and obligations assigned to it, except that, if an assignment is made while no Event of Default is continuing, the assignee shall not be entitled to any payment under Section 9.14 which would not have been required to be paid to the assignor.  The Lender shall be released and discharged of the obligations it has assigned.

Following any assignment by the Lender of one or more partial interests in the Lender's rights and obligations under this Agreement (with the result that there is more than one lender under this Agreement), the Lender and the assignee(s) may establish by agreement among themselves such procedures, including the appointment of an agent, as they may consider necessary or desirable to facilitate the ongoing administration of the Credit Documents.  Any such procedures which are communicated to the Borrower shall be binding on the Obligors, and the Obligors shall also execute such documents as may reasonably be required to adapt the Credit Documents to fully protect the interests of the Lender and the assignee(s).

The Obligors hereby consent to the disclosure of any information relating to the Obligors to any potential assignee or any participant referred to in Section 9.2, provided that the potential Lender or participant agrees in writing to keep the information confidential.

9.2

Participations

The Lender may sell participations to one or more banks, financial institutions and/or commercial lenders in or to all or a portion of its rights and obligations under this Agreement but the participant shall not become a Lender and:

(a)

the Lender's obligations under this Agreement shall remain unchanged;

(b)

the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c)

the Borrower shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement;

(d)

no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom; and

(e)

the participant shall be bound by the same duties of confidentiality to the Obligors as bind the Lender.

Notwithstanding the foregoing, each participant shall have the same benefit, as if it was the Lender, with respect to the rights provided to the Lender in Section 9.15 and the Borrower shall have the corresponding rights under that Section relating to that participant as if it was the Lender.  Each participant shall also have the right to be provided by the Lender with all information relating to the Obligors which is provided to the Lender.  The Borrower shall not be responsible for the payment or reimbursement of any fees, costs or expenses incurred by the Lender or its participants in connection with the sale of any participations under this Section.

9.3

Headings and Table of Contents

The headings of the Articles and Sections and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

9.4

Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP.

9.5

Capitalized Terms

All capitalized terms used in any of the Credit Documents (other than this Agreement) which are defined in this Agreement shall have the meaning defined herein unless otherwise defined in the other document.

9.6

Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall, to the maximum extent permitted by law, be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.7

Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Credit Documents, nor any consent to any departure by the Obligors therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.  No waiver or act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by any Obligor of any provision of the Credit Documents or the rights resulting therefrom.

9.8

Governing Law

Each of the Credit Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario.  Each party to this Agreement hereby irrevocably and unconditionally attorns to the jurisdiction of the courts of Ontario and all courts competent to hear appeals therefrom.  Each of the Obligors hereby irrevocably nominates, constitutes and appoints Fasken Martineau DuMoulin LLP, Toronto Dominion Bank Tower, Toronto-Dominion Centre, 66 Wellington Street West, Toronto, Ontario, M5K 1N6 as its true and lawful agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario and generally on its behalf to accept service of process and to receive all lawful notices and to do all acts and to execute all deeds and other instruments relating to the matters within the scope of this appointment.

9.9

Waiver of Jury Trial

THE LENDER AND THE OBLIGORS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A

TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR ANY OBLIGOR.  EACH PARTY ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT.

9.10

This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Credit Document (other than the Fee Agreement to the extent it relates to the upfront fee referred to in Section 2.6, which shall prevail as against this Agreement) or between the terms of this Agreement and the terms of any agreement not relating to the Credit to which the Lender and any Obligor are parties, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

9.11

Permitted Encumbrances

The designation of an Encumbrance as a Permitted Encumbrance is not, and shall not be deemed to be, an acknowledgment by the Lender that the Encumbrance shall have priority over the Security.

9.12

Currency

All payments of money made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose.  Unless otherwise expressly stated, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

9.13

Expenses and Indemnity

All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lender by the Obligors under this Agreement shall be supplied without cost to the Lender.  The Borrower shall pay on demand all reasonable third party costs and out-of-pocket expenses of the Lender (including the reasonable fees and expenses of counsel for the Lender on a solicitor and own client basis and including printing, reproduction, document delivery, publicity, communication, audit and travel costs), incurred in connection with (i) the preparation, execution, delivery, amendment, administration, periodic review and enforcement of the Credit Documents; (ii) obtaining advice as to their rights and responsibilities in connection with the Credit and the Credit Documents; (iii) reviewing, inspecting and appraising the collateral that is the subject of the Security at reasonable intervals; and (iv) other matters relating to the Credit.  Such costs and expenses shall be payable whether or not an Advance is made under this Agreement and the Lender shall provide the Borrower with reasonable evidence of costs and expenses for which it seeks payment.

The Borrower shall indemnify the Lender, its affiliates involved with the Credit, their respective directors, officers, employees and representatives, and each of them, against any liability, obligation, loss (other than loss of profit) or expense which any of them may sustain or incur as a consequence of (a) any representation or warranty made herein by any Obligor which was incorrect at the time it was made or deemed to have been made, (b) a default by any Obligor in the payment of any sum due from it (irrespective of whether an Advance is deemed to be made to the Borrower to pay any amount that it has failed to pay), including all sums (whether in respect of principal, interest or any other amount) paid or payable to lenders of funds borrowed by the Lender in order to fund the amount of any such unpaid amount to the extent the Lender is not reimbursed pursuant to any other provisions of this Agreement, (c) the failure of the Borrower to complete any Advance or make any payment in the manner required by this Agreement after notice therefor has been given under this Agreement, and (d) any other default by any Obligor hereunder.  A certificate of the Lender as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof.

In addition, the Borrower shall indemnify the Lender, its affiliates involved with the Credit, and their respective directors, officers, employees and representatives from and against any and all actions, proceedings, claims, losses (other than loss of profits), damages, liabilities, expenses and obligations of any kind that may be incurred by or asserted against any of them as a result of or in connection with the Credit, other than through the negligence or wilful misconduct of the Lender or any party acting for or on behalf of the Lender.  Without limiting the foregoing, the Borrower shall indemnify the Lender, its affiliates involved with the Credit, and their respective directors, officers, employees and representatives in respect of (i) any remedial action taken by the Lender in connection with the presence, use, handling, production, transportation, storage, release, deposit, discharge or disposal of any Hazardous Materials in, on or about any Property owned, operated or occupied by the Obligors and their Subsidiaries, whether by the Obligors or any other Person, including any repair, clean-up, remediation or detoxification of any of such Property and the preparation of any closure or other required plans, and (ii) any breach by any Obligor of any Environmental Law.

The agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations.

9.14

Manner of Payment and Taxes

9.14.1

All payments to be made by or on behalf of any Obligor in connection with the Credit Documents are to be made without set-off, compensation or counterclaim, free and clear of and without deduction for or on account of any Tax, other than Excluded Taxes, except if such deduction is required by law or by the administration thereof by the relevant government authority.  If any Tax, other than Excluded Taxes, is deducted or withheld from any payments under the Credit Documents (including the remittance provided for in this Section), the relevant Obligor shall promptly remit to the Lender in the currency in which such payment was made, an additional amount so that the amount ultimately paid to the relevant payee is the same amount as would have been paid if no such deduction or withholding had been made.  The relevant Obligor shall also forward the relevant receipt issued by the taxing or other receiving authority.  If the Obligor is prevented by operation of law or otherwise from paying, causing to be paid or remitting such Tax, the interest or other amount payable under the Credit Documents will be increased to such amounts as are necessary to pay to the Lender the principal sum advanced or made available together with interest at the rates specified in the Credit Documents after provision for payment of such Tax.

9.14.2

If the Lender becomes liable for any Tax in the jurisdiction in which the Person making a payment under the Credit Documents is located as a result of a payment being made without the required Tax in that jurisdiction having been deducted or withheld, the payer shall indemnify the Lender for such Tax and any interest and penalties thereon, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax in that jurisdiction on the indemnity payment (including Tax in respect of any such increase in the indemnity payment) and after taking into account the deductibility to the Lender of any such Tax, interest or penalties but not taking into account Excluded Taxes, the Lender shall receive the full amount of Taxes, interest and penalties for which it is liable in that jurisdiction.

9.14.3

If any payment is made pursuant to the immediately preceding paragraphs, and the Lender receives any credit for such tax that reduces Tax otherwise payable under the laws of any jurisdiction or any other tax benefit that the Lender would not have received had the payment not been made, the Lender shall, after the reduction or other tax benefit is received, repay the amount paid by the Obligor to the extent of the reduction or other tax benefit received and to the extent that the payment by the Lender does not place the Lender in a worse position than it would have been had no payment by the Obligor been made.

9.14.4

If a payment is made under this Section for the account of the Lender, the Lender shall take reasonable steps to minimize the net amount payable under this Section, but the Lender shall not be obliged to disclose any information concerning its income or taxes that is not otherwise publicly available.

9.15

Increased Costs, Etc.

If the introduction of or any change in or in the interpretation of, or any change in its application to the Obligors of, any law or any regulation or guideline from any central bank or other governmental authority (whether or not having the force of law), including any reserve or special deposit requirement or any Tax (other than Excluded Taxes) or any capital adequacy or other capital requirement, has due to the Lender's compliance therewith the effect, directly or indirectly, of (i) increasing the cost to the Lender of performing its obligations hereunder; (ii) reducing any amount received or receivable by the Lender hereunder or its effective return hereunder or on its capital; or (iii) causing the Lender to make any payment or to forego any return based on any amount received or receivable by the Lender hereunder, then upon demand from time to time the affected Obligor shall pay such amount as shall compensate the Lender for any such cost, reduction, payment or foregone return, to the extent that it is not fully offset by an increase in the applicable interest rate or rates or fees hereunder.  Any certificate of the Lender in respect of the foregoing will be prima facie evidence of the foregoing, provided that the Lender determines the amounts owing to it in good faith using any reasonable averaging and attribution methods and provides a detailed description of its calculation of the amounts owing to it.

Notwithstanding this Section, the Obligors shall not be liable to compensate the Lender for any such cost, reduction, payment or foregone return if such compensation is not being claimed as a general practice from customers of the Lender similar to the Obligors who by agreement are liable to pay compensation on similar grounds.

9.16

Interest on Miscellaneous Amounts

If the Borrower fails to pay any amount payable hereunder (other than principal, interest thereon or interest upon interest which is payable as otherwise provided in this Agreement) on the due date, the  Borrower shall, on demand, pay interest on such overdue amount to the Lender from and including such due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at a rate of interest per annum equal to the rate applicable to Base Rate Advances under the Credit, including the margin, compounded monthly.

If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Lender shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the best rate offered by the Lender from time to time for deposits in the relevant currency of comparable size and term.

9.17

Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Lender under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency ("the Judgment Currency") other than the currency payable hereunder or thereunder ("the Agreed Currency"), the party against whom the judgment or order is made shall indemnify and hold the Lender harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Lender arising or resulting from any variation as between (i) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the Exchange Rate at which the Lender is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Lender on the date of such receipt.  The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Obligors hereunder, shall apply irrespective of any indulgence granted by the Lender, and shall be secured by the Security.

9.18

Address for Notice

Notice to be given under the Credit Documents shall, except as otherwise specifically provided, be in writing addressed to the party for whom it is intended and, unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt thereof by the other party.  The addresses of the parties hereto for the purposes hereof shall be the addresses specified beside their respective signatures to this Agreement, or such other mailing or telecopier addresses as each party from time to time may notify the other as aforesaid.  Notices to the Guarantors shall be given to them in care of the Borrower.

9.19

Time of the Essence

Time shall be of the essence in this Agreement.

9.20

Further Assurances

The Obligors shall, at the request of the Lender, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Lender, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Credit Documents.

9.21

Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations and the termination of the Lender's commitments hereunder.

9.22

Payments on Business Day

Whenever any payment or performance under the Credit Documents would otherwise be due on a day other than a Business Day, such payment shall be made on the following Business Day, unless the following Business Day is in a different calendar month, in which case the payment shall be made on the preceding Business Day.

9.23

Counterparts and Facsimile

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.  For the purposes of this Section, the delivery of a facsimile copy of an executed counterpart of this Agreement shall be deemed to be valid execution and delivery of this Agreement, but the party delivering a facsimile copy shall deliver an original copy of this Agreement as soon as possible after delivering the facsimile copy.

9.24

Entire Agreement

This Agreement and the Fee Agreement constitute the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

9.25

Date of Agreement

This Agreement may be referred to as being dated 8 January 2007 or as of 8 January 2007, notwithstanding the actual date of execution.

- S1 -

IN WITNESS OF WHICH, the parties have executed this Agreement.

Address For Notice

The Bank of Nova Scotia	THE BANK OF NOVA SCOTIA
Corporate Banking - Mining
62nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario, M5W 2X6
	By:	/s/ Ray Clarke
Attention: Managing Director		Name: Ray Clarke
Fax No.: 416 866 2009		Title: DIRECTOR

	By:	/s/ Alexander Mihailovich
Name: Alexander Mihailovich
Title: Associate Director

[Signature page for Credit Agreement dated as of 8 January 2007 relating to International Royalty Corporation, et al.]

- S2 -

Address For Notice

International Royalty Corporation	INTERNATIONAL ROYALTY CORPORATION
Suite 104, 10 Inverness Drive East
Englewood, Colorado
80112

Attention: Chief Financial Officer	By:	/s/ Ray W. Jenner
Fax No.: 303 799 9017		Name: RAY W. JENNER
Title: CFO

By:
Name:
Title:

[Signature page for Credit Agreement dated as of     8 January 2007     relating to International Royalty Corporation, et al.]

- S3 -

IRC NEVADA INC.

By:	/s/ signed
Name:
Title:

By:
Name:
Title:

[Signature page for Credit Agreement dated as of    8 January 2007    relating to International Royalty Corporation, et al.]

- S4 -

ARCHEAN RESOURCES LTD.

By:	/s/ Douglas Hurst
Name: Douglas Hurst
Title: Director

By:
Name:
Title:

[Signature page for Credit Agreement dated as of    8 January 2007    relating to International Royalty Corporation, et al.]

SCHEDULE A
NOTICE OF ADVANCE OR PAYMENT

TO:

THE BANK OF NOVA SCOTIA

We refer to the credit agreement dated as of 8 January 2007 between International Royalty Corporation and others as Obligors and The Bank of Nova Scotia as Lender, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All capitalized terms used in this notice and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

Notice is hereby given pursuant to Section 5.3 of the Credit Agreement that the undersigned hereby irrevocably requests that an Advance be made under the Credit  as follows:

(a)

the requested Advance represents the following [check one or more]:

initial Advance under the Credit	( )
increase in Advances under the Credit	( )
conversion of existing Advances to another type of Advance	( )

(b)

the Drawdown Date shall be

(c)

the Advance shall be in the form of [check one or more and complete details]:

Prime Rate Amount $_______	( )
Bankers' Acceptances Face Amount: ________________ Term: ________________	( )

LIBOR Advance	( )
Amount U.S. $
LIBOR Period ________________

Base Rate Advance	( )
Amount U.S. $

L/C	( )
Nominal amount:

Expiry date:
[Note: attach proposed form or details]

(d)

the proceeds of the Advance shall be deposited in [specify Designated Account]

The undersigned hereby confirms as follows:

(a)

the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)

no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)

[for as long as the Debentures are outstanding], the ratio of the Adjusted Indebtedness to Paid-Up Capital (as those terms are defined in the trust indenture forming part of the Debentures) of the Borrower will not exceed 30%, taking into account the Advance, as demonstrated by the calculations attached as Appendix A hereto;

(d)

the undersigned will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding paragraphs (a), (b) and (c) would not be true if made on the Drawdown Date;

(e)

all other conditions precedent set out in Section 4.2 [and Section 4.1 as applicable] of the Credit Agreement have been fulfilled.

Notice of Payment

Pursuant to Section 5.3 of the Credit Agreement, the undersigned hereby irrevocably notifies you that a payment will be made under the Credit as follows:

(a)

 the payment represents the following [check one or more]:

reduction in Advances under the Credit	( )
payment of existing Advances which will be converted to another type of Advance under the Credit	( )

(b)

the payment date shall be

(c)

the Advance to be paid shall be in the form of [check one or more and complete details]:

Prime Rate	( )

Amount $_______
Bankers' Acceptances Face Amount: ________________ Maturity Date: ________________	( )
LIBOR Advance	( )
Amount U.S. $

Base Rate Advance	( )
Amount U.S. $

DATED

INTERNATIONAL ROYALTY CORPORATION

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE B
DETAILS OF SHARES, PROPERTY ETC.

INTERNATIONAL ROYALTY CORPORATION

Corporate History

Articles of Continuance issued under the Canada Business Corporations Act on November 12, 2004, as amended pursuant to Articles of Amendment filed January 6, 2005 and September 15, 2006

Shareholders

1536815 Ontario Ltd.	243,182 common shares
Rene G. Carrier	400,000 common shares
Gordon J. Fretwell	400,000 common shares
David R. Hammond	100,000 common shares
Haywood Securities Inc. ITF David Lyall	151,989 common shares
Haywood Securities Inc. ITF Noelle Tognetti ITF Nicolle, Danielle & Gabriella To	1,094,318 common shares
Douglas J. Hurst	810,001 common shares
Jayvee & Co. A/C FSCF4333302	759,943 common shares
James R. Jensen	50,000 common shares
Tu L. Li	70,000 common shares
Robert W. Schafer	250,000 common shares
Douglas B. Silver	1,020,000 common shares
George S. Young	500,000 common shares

Nature of Business

Mining royalties

Registered Office

c/o Fasken Martineau

3400 First Canadian Centre

350 – 7th Avenue SW

Calgary, Alberta  T2P 3N9

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

1000 shares in IRC (U.S.) Management Inc.
972 + 4892/5139 shares in Archean Resources Ltd.
100 common shares in 4324421 Canada Inc.
1,000 shares in IRC Nevada Inc.

Location of Property

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

P.O. Box 1538, Atlantic Place
215 Water Street
St. John’s, Newfoundland
A1C 5N8

66 Wellington Street West
Suite 4200
Toronto Dominion Bank Tower
Box 20
Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6

Freehold and Leasehold Property Owned

None

ARCHEAN RESOURCES LTD.

Corporate History

Articles of Incorporation under the Corporations Act (Newfoundland and Labrador) filed on February 15, 1993, as amended pursuant to Articles of Amendment filed July 28, 1995 and July 4, 2003

Shareholders

International Royalty Corporation	972 + 4892/5139 shares

Nature of Business

Mining royalties

Registered Office

c/o Benson Myles PLC Inc.

P.O. Box 1538, Atlantic Place
215 Water Street
St. John’s, Newfoundland
A1C 5N8

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

1,000 common shares in Voisey’s Bay Holding Corporation

Location of Property

P.O. Box 1538, Atlantic Place
215 Water Street
St. John’s, Newfoundland
A1C 5N8

Freehold and Leasehold Property Owned

None

VOISEY’S BAY HOLDING CORPORATION

Corporate History

Articles of Incorporation under the Corporations Act (Newfoundland and Labrador) filed on August 1, 2003

Shareholders

Archean Resources Limited	1,000 common shares

Nature of Business

Mining Royalties

Registered Office

c/o Benson Myles PLC Inc.

P.O. Box 1538, Atlantic Place
215 Water Street
St. John’s, Newfoundland
A1C 5N8

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

9,000,000 Class A Units in Labrador Nickel Royalty Limited Partnership

Location of Property

P.O. Box 1538, Atlantic Place
215 Water Street
St. John’s, Newfoundland
A1C 5N8

Freehold and Leasehold Property Owned

None

IRC (U.S.) MANAGEMENT INC.

Corporate History

Incorporated under the laws of Colorado on August 14, 2003

Shareholders

International Royalty Corporation	1000 shares

Nature of Business

Management company

Registered Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

None

Location of Property

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Freehold and Leasehold Property Owned

Holds leasehold interest in chief executive office premises

4324421 CANADA INC.

Corporate History

Articles of Incorporation issued under the Canada Business Corporations Act on December 6, 2005

Shareholders

International Royalty Corporation	100 common shares

Nature of Business

Inactive

Registered Office

c/o Fasken Martineau

3400 First Canadian Centre

350 – 7th Avenue SW

Calgary, Alberta  T2P 3N9

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

None

Location of Property

None

Freehold and Leasehold Property Owned

None

IRC NEVADA INC.

Corporate History

Incorporated under the laws of Nevada on December 1, 2004

Shareholders

International Royalty Corporation	1000 shares

Nature of Business

Mining Royalties

Registered Office

One East Liberty Street, Suite 424

PO Box 40817

Reno, Nevada 89504

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

None

Location of Property

None

Freehold and Leasehold Property Owned

None

LABRADOR NICKEL ROYALTY LIMITED PARTNERSHIP

Corporate History

Created by an agreement dated July 10, 2003 between Archean Resources Ltd and Altius Resources Inc. under the Limited Partnerships Act, R.S.O.1990,c.L-16, as amended.

Shareholders

Voisey’s Bay Holding Corporation – 9,000,000 Class A Units – General partner, Altius Resources Inc. 1,000,000 Class B Units – Limited Partner

Nature of Business

Holding the Voisey’s Bay royalty

Registered Office

Suite 704 TD Place, 140 Water Street, St. John’s NL

Chief Executive Office

10 Inverness Drive East, Suite 104
Englewood, Colorado
80112

Shares Owned

None

Location of Property

None

Freehold and Leasehold Property Owned

None

SCHEDULE C
FORM OF REPORTING CERTIFICATE

TO:

THE BANK OF NOVA SCOTIA

We refer to Section 7.3(b) of the credit agreement dated as of 8 January 2007 between International Royalty Corporation and others as Obligors and The Bank of Nova Scotia as Lender, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement").  All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

1.

The Borrower hereby certifies that:

(a)

the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)

no Pending Event of Default or Event of Default has occurred and is continuing on the date hereof [or as the case may be].

2.

The Borrower hereby certifies that, as of the end of its most recently completed fiscal quarter, which ended on [date]:

(a)

its Gross Debt Ratio was          to 1;

(b)

its ratio of consolidated current assets to consolidated current liabilities (excluding the Credit to the extent it constitutes a current liability) was ______ to 1;

(c)

its Tangible Net Worth was $_________       ;

(d)

the minimum Tangible Net Worth that it was required to maintain under Section 7.1.3 was $____________        ;

(e)

its Interest Coverage Ratio was          to 1;

(f)

the Voisey's Bay Ratio was          to 1;

(g)

[for as long as the Debentures are outstanding], the ratio of the Adjusted Indebtedness to Paid-Up Capital (as those terms are defined in the trust indenture forming part of the Debentures) of the Borrower was ___%.

3.

Appendix A attached sets out details of the calculations for item 2 above.

C-1

4.

Appendix B attached sets out details of any new sources of consolidated revenue of the Borrower since its last Reporting Certificate was submitted.

DATED

INTERNATIONAL ROYALTY CORPORATION

By:
Name:
Title:

By:
Name:
Title:

C-2

SCHEDULE D
PARTICULAR MATERIAL CONTRACTS

Agreements relating to Voisey’s Bay Royalty

1.

the option agreement dated May 18, 1993 between Diamond Fields Resources Inc. and Archean Resources Ltd. granting Diamond Fields Resources Inc. a 100% interest in the Voisey’s Bay property subject to the Voisey’s Bay Royalty (as defined therein);

2.

the amendment and addendum agreement dated April 23, 1995 between Diamond Fields Resources Inc. and Archean Resources Ltd. in respect of, among other things, granting a mortgage to Archean Resources Ltd. to secure the Voisey’s Bay Royalty (as defined therein);

3.

the agreement dated June 28, 1995 among Diamond Fields Resources Inc., Voisey’s Bay Nickel Company Limited, Archean Resources Ltd. and 10401 Newfoundland Limited in respect of the assignment of the interests of Diamond Fields Resources Inc. in the Voisey’s Bay property to Voisey’s Bay Nickel Company Limited;

4.

the indenture of mortgage dated June 28, 1995 between Voisey’s Bay Nickel Company Limited and Archean Resources Ltd. securing the Voisey’s Bay Royalty (as defined therein);

5.

the limited partnership agreement dated July 10, 2003 among Archean Resources Ltd., Altius Resources Inc. and all limited partners of LNRLP in respect of the rights and duties of the parties thereto in connection with LNRLP;

6.

the agreement dated July 10, 2003 among Archean Resources Ltd., Altius Mineral Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, Voisey’s Bay Nickel Company Limited and LNRLP with respect to the transfer of the Voisey’s Bay Royalty (as defined therein) from Archean Resources Ltd. to LNRLP;

7.

the indenture dated August 29, 2003 among Archean Resources Ltd., Voisey’s Bay Holding Corporation and Voisey’s Bay Nickel Company Limited with respect to the transfer of units of LNRLP from Archean Resources Ltd. to Voisey’s Bay Holding Corporation;

8.

the indenture dated August 29, 2003 among Archean Resources Ltd., Altius Resources Inc., Voisey’s Bay Holding Corporation and LNRLP with respect to the transfer of units of LNRLP from Archean Resources Ltd. to Voisey’s Bay Holding Corporation, the granting to Altius Resources Inc. of an option to acquire an additional 2.5% interest in LNRLP and Voisey’s Bay Holding Corporation becoming the general partner of LNRLP;

D-1

9.

the indenture dated December 8, 2004 among Archean Resources Ltd., Altius Minerals Corporation, Altius Resources Inc., Albert Chislett, Christopher Verbiski, Voisey’s Bay Nickel Company Limited, LNRLP and Voisey’s Bay Holding Corporation with respect to the exercise by Altius Resources Inc. of its option to purchase an additional 2.5% interest in LNRLP;

10.

the share purchase agreement dated February 18, 2005 between Albert Chislett and the Borrower in respect of the sale by Albert Chislett of shares of Archean Resources Ltd. to the Corporation;

11.

the share purchase agreement dated February 18, 2005 between Christopher Verbiski and the Borrower in respect of the sale by Christopher Verbiski of shares of Archean Resources Ltd. to the Borrower;

12.

the indemnity agreement dated February 22, 2005 among Albert Chislett and Christopher Verbiski, the Borrower, Archean Resources Ltd. and Voisey’s Bay Holding Corporation in respect of the sale by Albert Chislett and Christopher Verbiski of shares of Archean Resources Ltd. to the Borrower;

Agreement relating to Williams Royalty

13.

the memorandum of agreement made as of August 6, 2003 between Bonhomme Enterprises Inc. and the Borrower in respect of the assignment of Bonhomme Enterprises Inc. of its royalty interest in the Willow Property as defined herein;

Agreements relating to Western Australia Royalty

14.

the royalty deed made on March 29, 2005, as supplemented by the supplemental deed - royalty deed on May 20, 2005, between Resource Capital Fund III LP and St Barbara Mines Limited (for the purposes of this schedule the “St. Barbara Royalty Deed”);

15.

the novation deed made on January 31, 2006 between St Barbara Limited, Mercator Gold Australia Pty Ltd and Resource Capital Fund III LP in respect of the St. Barbara Royalty Deed;

16.

the novation deed made on February 16, 2006 between St Barbara Limited, Saracen Gold Mines Pty Ltd and Resource Capital Fund III LP in respect of the St. Barbara Royalty Deed;

17.

the royalty deed made on March 29, 2005 between Resource Capital Fund III LP and Australian Eagle Oil Co. N.L.;

18.

the agreement made as of December 16, 2005 between St Barbara Mines Limited, Mining and Geological Industrial Consultants Pty Ltd,  Resource Capital Fund III LP and John Clema in respect of the Murchison Goldfield in Western Australia;

D-2

19.

the royalty deed made on March 29, 2005 between Resource Capital Fund III LP and Zygot Limited; and

20.

the South Laverton sale agreement made on October 14, 2005 between St Barbara Limited, Saracen Gold Mines Pty Limited and Saracen Mineral Holdings Limited.

D-3